TORII LABS LLC

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of January 17, 2016

Execution version

TORII LABS LLC
LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement of **Torii Labs LLC** (the "<u>Company</u>"), dated as of January 17th, **2016** (the "<u>Agreement</u>"), is by and among:

(i) ***Sebastian Stoddart, Laurella Fox-Pitt, Richard Hayward, Fiona Worrall, Michael Worrall, Patrik af Jochnick, ~~Helene af Jochnick~~, Anna af Jochnick, Christian af Jochnick, Carl Jokob Kule Palmstiern, Erik Biörklund and Xavier Rouget-Luchaire*** (each an "<u>Investor</u>", and together the "<u>Investors</u>"); and

Helene Stenmo
HS

(ii) ***Constance Rouget-Luchaire*** and ***Giles Hayward*** (collectively, the "<u>Founders</u>" and, together with the Investors, the "<u>Members</u>").

<u>RECITALS</u>

WHEREAS, the Company was formed as a limited liability company on June 14, **2013** in accordance with the Act in order to conduct the businesses described herein.

WHEREAS, the Company is a product development company positioned within the health and wellness sector. The Company is dedicated to producing 100% natural products of the highest quality that assist customers in reaching their maximum level of health and happiness. The Company's primary focus is currently in the supplement health shot sector.

WHEREAS, the Members are entering into this Agreement to provide for, among other things, the investment being made by the Investors, the management of the business and affairs of the Company, the allocation of profits and losses among the Members, the respective rights and obligations of the Members to each other and to the Company, and certain other matters.

<u>AGREEMENT</u>

NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein, the Members hereby agree as follows:

1. DEFINITIONS.

For purposes of this Agreement certain capitalized terms have specifically defined meanings which are either set forth or referred to below:

"<u>Act</u>" means the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), as amended and in effect from time to time.

"<u>Affiliate</u>" in relation to a body corporate means any other body corporate over which that body corporate has control, or any other body corporate which is controlled by the same person as Controls the first body corporate.

"<u>Agreement</u>" has the meaning set forth in the Preamble.

"<u>Asset Value</u>" of any tangible or intangible property of the Company (including goodwill) means its adjusted basis for federal income tax purposes unless:

(a)   the property was accepted by the Company as a contribution to capital at a value different than its adjusted basis, in which event the initial Asset Value for such property means the gross fair value of such asset, as determined by the Company and the contributing Member; or

(b)   as a consequence of the issuance of additional Units or the redemption of all or part of the Interest of a Member, the property of the Company is revalued in accordance with Section 4.2.

As of any date, references to the "then prevailing Asset Value" of any property means the Asset Value last determined for such property less the depreciation, amortization and cost recovery deductions taken into account in computing Net Profit or Net Loss in fiscal periods subsequent to such prior determination date.

"Board of Managers" has the meaning set forth in Section 7.1(a).

"Capital Account" has the meaning set forth in Section 4.1.

"Capital Contribution" means with respect to any Member, the sum of (i) the amount of money plus (ii) the Fair Value of any other property (net of liabilities assumed or to which the property is subject) contributed or deemed contributed to the Company with respect to the Interest held by such Member pursuant to this Agreement.

"Certificate" means the Certificate of Formation of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the Delaware Secretary of State pursuant to the Act.

"Class" when used with reference to a Unit, means the Class of Units of which such Unit is a part.

"Class A Common Unit" has the meaning set forth in Section 3.2.

"Class A Preferred Unit" has the meaning set forth in Section 3.2.

"Class A Common Unit Holder" means a Person in regard to such Person's particular Interest in Class A Common Units.

"Class A Preferred Unit Holder" means a Person in regard to such Person's particular Interest in Class A Preferred Units.

"Code" means the Internal Revenue Code of 1986, as amended.

"Common Unit" means a Class A Common Unit or a Class A Preferred Unit and any other Class of Units designated by the Board of Managers as a Common Unit from time to time.

"Common Unit Holder" means a Person in regard to such Person's particular interest in Common Units.

"Company" has the meaning set forth in the Preamble.

"Company Sale" means (i) the sale of all or substantially all of the Company's assets or all or substantially all of any of its subsidiaries' assets to any Person

"Contractual Obligation" means, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, commitment, promise, undertaking, arrangement or understanding, whether written or oral and whether express or implied, or other document or instrument (including any document or instrument evidencing to any debt,) to which or by which such Person is a party or otherwise subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound, including all amendments, modifications, etc.

"Deemed Liquidity Event" means a Company Sale or a liquidation in accordance with Section 15.3.

"Distribution" means cash or property (net of liabilities assumed or to which such cash or property is subject) distributed to a Member in respect of the Member's Interest but, does not include advisory fees, compensation or expense reimbursements paid to a holder of Units or its, his or her Affiliates.

"Drag Along Notice" has the meaning set forth in Section 13.2(a).

"Drag Along Transfer Percentage" has the meaning set forth in Section 13.2.

"Drag Along Seller" has the meaning set forth in Section 13.2(a).

"Equity Interests" means (a) any capital stock, share, partnership or membership interest, unit of participation or other similar interest (however designated) in any Person and (b) any option, warrant, purchase right, conversion right, exchange rights or other Contractual Obligation which would entitle any Person to acquire any such interest in such Person or otherwise entitle any Person to share in the equity, profit, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights).

"Fair Market Value" means, as of any date, as to any Unit, the good faith determination of the Board of Managers of the fair value of such Unit as of the applicable reference date based upon the Company's results of operations and financial condition as reflected in its most recently available financial statements for a completed fiscal quarter and other relevant factors.

"Fair Value" means, as applied to any assets other than Units, the fair market value of an asset as determined in good faith by the Board of Managers.

"Fiscal Year" means the fiscal year of the Company, which shall be such fiscal year as determined by the Board of Managers. The initial Fiscal Year of the Company shall be the period of time beginning on December 31, 2012 and ending on December 31, 2013.

"Founders" means Constance Rouget-Luchaire and Giles Hayward.

"GAAP" means generally accepted accounting principles in the United States as in effect from time to time.

"Indemnified Persons" has the meaning set forth defined in Section 16.1.

"Initial Contribution Date" means the date of this Agreement.

"Initial Funding Round" means the 17 per cent. of Units in the Company which are to be transferred by the Founders to various Investors as part of the initial capital raising of the Company.

"Initial Public Offering" means a public offering and sale of equity securities of the Company, or any successor to the Company pursuant to the Agreement, for cash pursuant to an effective Registration Statement under the Securities Act, as amended, registered on Form S-1 (or any successor form under said Securities Act).

"Interest" means, with respect to any Member as of any time, such Member's limited liability company interest in the Company, which includes the number of Units such Member holds and such Member's Capital Account balance.

"Investor" and "Investors" has the meaning set forth in the Preamble.

"Issuance" has the meaning set forth in Section 12.

"Liquidating Distributions" has the meaning set forth in Section 5.1(b).

"Manager" has the meaning set forth in Section 7.1(a).

"Members" has the meaning set forth in the Preamble.

"Member of the Immediate Family" means, with respect to any Member who is an individual, each parent, spouse or child (including those adopted) of such individual and each custodian or guardian of any property of one or more of such Persons in the capacity as such custodian or guardian.

"Net Profit" and "Net Loss" have the meanings set forth in Section 5.4(a).

"Option Units" means the Units that are subject to the Option Unit Agreement.

"Option Unit Agreement" the option unit agreement entered into by the Company and Founders on or about the date of this Agreement.

"Participating Buyer" has the meaning set forth in Section 12.2.

"Participating Seller" has the meaning set forth in Section 13.3(a).

"Participation Commitment" has the meaning set forth in Section 12.2.

"Participation Notice" has the meaning set forth in Section 12.1.

"Participation Portion" has the meaning set forth in Section 12.1(a).

"Permitted Transferee" has the meaning set forth in Section 11.3.

"Person" means any individual or corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity of any kind.

"Prospective Buyer" means any Person who is an unrelated third party to the Members proposing to purchase Units from a Prospective Selling Member.

"Prospective Subscriber" has the meaning set forth in Section 12.1(a).

"Public Offering" means a public offering and sale of the common equity of the Company for cash registered under the Securities Act.

"Registration Statement" means a registration statement filed by the Company with the Securities and Exchange Commission for public offering and sale of securities of the Company.

"Regulations" means the Treasury regulations, including temporary regulations, promulgated under the Code.

"Regulatory Allocations" has the meaning as set forth in Section 5.5.

"Sale" (and related words "Sell" and "Sold") means a Transfer for value.

"Securities Act" means the Securities Act of 1933, as amended.

"Subject Securities" has the meaning set forth in Section 12.

"Tag Along Holder" has the meaning set forth in Section 13.1(a).

"Tag Along Notice" has the meaning set forth in Section 13.1.

"Tag Along Offer" has the meaning set forth in Section 13.1(b).

"Tag Along Seller" has the meaning set forth in Section 13.1(b).

"Tag Along Transfer Percentage" has the meaning set forth in Section 13.1(a)(i).

"Tax Matters Member" has the meaning set forth in Section 10.1.

"Transfer" means any sale, pledge, assignment, encumbrance or other transfer or disposition of any Units to any other Person, whether directly, voluntarily, involuntarily, by operation of law, pursuant to a merger, reorganization, consolidation, judicial process or otherwise, and, without limiting the generality of the foregoing, shall include any interspousal transfer incident to a dissolution of marriage.

"Units" means each of the Class A Common Units, the Class A Preferred Units and any other Class of Units issued by the Company in accordance with Section 3.2.

"Unit Certificate" has the meaning set forth in Section 3.7.

2. FORMATION AND PURPOSE.

2.1. Formation; Amendment and Restatement. The Company was formed as a limited liability company on **June 14, 2013** in accordance with the Act by the filing of the Certificate with the Secretary of State of the State of Delaware. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2. Name. The name of the Company is "Torii Labs LLC". The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Board of Managers deems appropriate. The Board of Managers shall file, or shall cause to be filed, any fictitious name certificates and similar filings, and any amendments thereto, that the Board of Managers considers appropriate.

2.3. Registered Office/Agent. The registered office and registered agent required to be maintained by the Company pursuant to the Act shall be the office and the agent so designated in the Certificate. The Company may, upon compliance with the applicable provisions of the Act, change its registered office or registered agent from time to time in the discretion of the Board of Managers.

2.4. Term. The term of the Company shall continue indefinitely unless sooner terminated as provided herein. The existence of the Company as a separate legal entity shall continue until the termination of the Certificate as provided in the Act.

2.5. Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary, advisable, convenient or incidental thereto. The activities of the Company will be developed for commercial purposes.

2.6. Powers. To the extent consistent with the Act and other applicable laws, the Company shall possess and may exercise such powers and privileges as are necessary, advisable, incidental or convenient to, or in furtherance of the conduct, promotion or attainment of, the business purposes or activities of the Company. Without limiting the generality of the foregoing, the Company shall have the power and authority to:

(a) to conduct its business, carry on its operations and exercise the powers granted to a limited liability company by the Act in any country, state, territory, district or other jurisdiction, whether domestic or foreign;

(b) to acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, mortgage, transfer, demolish or dispose of any real or personal property;

(c) to negotiate, enter into, renegotiate, extend, renew, terminate, modify, amend, waive, execute, perform and carry out and take any other action with respect to contracts or agreements of any kind, and any leases, licenses, guarantees and other contracts for the benefit of or with any Member or any Affiliate of any Member, without regard to whether such contracts may be deemed necessary, convenient or incidental to the accomplishment of the purposes of the Company;

(d) to purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge or otherwise dispose of, and otherwise use and deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships, trusts, limited liability companies, individuals or other Persons, or direct or indirect obligations of the United States or any government, state, territory, governmental district or municipality or any instrumentality of any of them;

(e)   to lend money, to invest and reinvest its funds, and to accept real and personal property for the payment of funds so loaned or invested;

(f)   to borrow money and issue evidence of indebtedness, and to secure the same by a mortgage, pledge, security interest or other lien on the assets of the Company;

(g)   to pay, collect, compromise, litigate, arbitrate or otherwise adjust or settle any other claims or demands of or against the Company or to hold such proceeds against the payment of contingent liabilities;

(h)   to sue and be sued, defend and participate in administrative or other proceedings in its name;

(i)   to appoint employees, officers, agents, consultants and representatives of the Company, and define their duties and fix their compensation;

(j)   to indemnify any Person in accordance with the Act and this Agreement (including pursuant to agreements with officers and employees);

(k)   to cease its activities and cancel its Certificate; and

(l)   to make, execute, acknowledge and file any documents or instruments necessary, convenient or incidental to the accomplishment of the purpose of the Company.

2.7. Filings. The filing of the amended Certificate, this Agreement and any other necessary filings by Constance Rouget-Luchaire or Giles Hayward is hereby ratified and confirmed and the said Person are hereby designated as an authorized person within the meaning of the Act to execute, deliver and file the Certificate, and said Persons and such other Persons as may be designated from time to time by the Board of Managers are hereby designated as authorized persons, within the meaning of the Act, to execute, deliver and file any amendments or restatements of the Certificate or any certificate of cancellation of the Certificate and any other certificates or instruments and any amendments or restatements thereof necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

2.8. Principal Office. The principal executive office of the Company shall be located at such place as the Board of Managers shall establish from time to time within or without the State of Delaware. The Board of Managers may establish and maintain such additional offices and places of business of the Company, either within or without the State of Delaware, as it deems appropriate.

2.9. Property and Contracts. All intellectual property in relation to the business of the Company shall be owned directly by the Company. All contracts relating to the business of the Company shall be entered into directly by the Company or it subsidiaries.

3.   MEMBERSHIP, CAPITAL CONTRIBUTIONS AND UNITS.

3.1. Members. The Members shall be listed on Schedule 3.1, as maintained by the Board of Managers and from time to time amended and supplemented in accordance with this Agreement. On the Initial Contribution Date, each Member shall contribute or be deemed to contribute to the Company the amount set forth opposite such Member's name on Schedule 3.1 under the heading "Initial Capital Contribution" and shall receive the number and Class of Units set forth on Schedule 3.1 opposite such

Member's name so that as of the date of this Agreement, each Member shall hold the number and Class of Units set forth on Schedule 3.1 as of the Initial Contribution Date. Schedule 3.1 shall be amended from time to time by the Board of Managers so that it sets forth the then current list of Members, the total amount of Capital Contributions made or deemed made by each Member, the date(s) as of which each such Capital Contribution were made (or deemed made) and the number and Class of Units held by each Member.

3.2. Member Interests and Units. The Interests of the Members of the Company shall be divided into Units. At the Initial Contribution Date there shall be two Classes of Units, as follows:

(a)　Class A Common Units. Each "Class A Common Unit" shall represent an Interest in the Company, shall be designated as a Class A Common Unit of the Company and shall be entitled to the Distributions provided for in Section 5; and

(b)　Class A Preferred Units. Each "Class A Preferred Unit" shall represent an Interest in the Company, shall be designated as a Class A Preferred Unit of the Company and shall be entitled to the Distributions provided for in Section 5.

3.3. Voting. The Class A Common Units and the Class A Preferred Units shall carry voting rights.

3.4. Specific Limitations. Without the prior written consent of the Board of Managers, no Member shall have the right or power to: (a) withdraw or reduce its Capital Contribution except as a result of the dissolution of the Company or as otherwise provided by the Act or in this Agreement, (b) make voluntary Capital Contributions or contribute any property to the Company other than cash, (c) bring an action for partition against the Company or any of the Company's assets, (d) cause the dissolution of the Company, except as set forth in this Agreement or as required by the Act or (e) require that property other than cash be distributed upon any Distribution.

3.5. Additional Members and Units. Subject to Section 3.2(c) and Section 11, the Board of Managers may issue additional Units, admit Persons as Members in exchange for such contributions to capital (including commitments to make contributions to capital) or such other consideration (including past or future services) and on such terms and conditions (including vesting and forfeiture provisions in the case of Units issued to employees and consultants), and may authorize new classes of Units with such rights and privileges as the Board of Managers determines to be appropriate. Promptly following the issuance of additional Units, the Board of Managers shall cause the books and records of the Company and Schedule 3.1 to be amended to reflect the number of Units issued, any Members or additional Members being issued such Units, the date of such issuance and, in the case of Units issued other than solely as consideration for the performance of services, the Capital Contribution per Unit. Upon the execution of this Agreement or a counterpart of this Agreement, together with any other documents or instruments required by the Board of Managers in connection therewith, and the making of the Capital Contribution (if any) specified to be made at such time, a Person shall be admitted to the Company as a Member of the Company.

3.6. Capital Contributions. Each Member's Capital Contribution or deemed Capital Contribution, if any, whether in cash or in kind, and the number of Units issued to such Member shall be as set forth in Schedule 3.1 (as amended or updated from time to time pursuant to 3.5). Any in-kind Capital Contributions shall be effected by written assignments or such other documents as the Board of Managers shall direct. Any Member making an in-kind Capital Contribution agrees from time to time to do such further acts and execute such further documents as the Board of Managers may direct to perfect the Company's interest in such in-kind Capital Contribution. No Member shall be obligated to make any Capital Contribution that is in addition to the amounts set forth opposite such Member's name in Schedule 3.1.

3.7. Unit Certificates. Each Member shall be entitled to a certificate stating the number and Class of Units held by such Member, in such form as shall, in conformity with law and this Agreement, be prescribed from time to time by the Board of Managers (a "Unit Certificate"). Such certificate shall be signed by a member of the Board of Managers.

3.8. Loss of Certificates. In the case of the alleged theft, loss, destruction or mutilation of a Unit Certificate, a duplicate certificate may be issued in place thereof, upon such terms, including receipt of an affidavit of loss containing the agreement of the holder to indemnify the Company against any claim on account thereof, as the Board of Managers may prescribe.

4.   CAPITAL ACCOUNTS.

4.1. Capital Accounts. A separate account (each a "Capital Account") shall be established and maintained for each Member which:

(a)   shall be increased by (i) the amount of cash and the Fair Value of any other property contributed by such Member to the Company as a Capital Contribution (net of liabilities secured by such property or that the Company assumes or takes the property subject to) and (ii) such Member's share of the Net Profit (and other items of income and gain) of the Company; and

(b)   shall be reduced by (i) the amount of cash and the Fair Value of any other property distributed to such Member (net of liabilities secured by such property or that the Member assumes or takes the property subject to) and (ii) such Member's share of the Net Loss (and other items of loss and deduction) of the Company.

4.2. Revaluations of Assets and Capital Account Adjustments. Unless otherwise determined by the Board of Managers, immediately preceding the issuance of additional Units in exchange for cash, property or services to a new or existing Member and upon the redemption of the Interest of any Member, the then prevailing Asset Values of the Company shall be adjusted to equal their respective gross Fair Value and any increase in the net equity value of the Company (Asset Values less liabilities) shall be credited to the Capital Accounts of the Members in the same manner as Net Profits are credited under Section 5.4(b) (or any decrease in the net equity value of the Company shall be charged in the same manner as Net Losses are charged under Section 5.4(b)).

4.3. Additional Capital Account Adjustments. Any income of the Company that is exempt from federal income tax shall be credited to the Capital Accounts of the Members in the same manner as Net Profits are credited under Section 5.4(b) when such income is realized. Any expenses or expenditures of the Company which may neither be deducted nor capitalized for tax purposes (or are so treated for tax purposes) shall be charged to the Capital Accounts of the Members in the same manner as Net Losses are charged under Section 5.4(b).

4.4. Additional Capital Account Provisions. No Member shall have the right to demand a return of all or any part of such Member's Capital Contributions. Any return of the Capital Contributions of any Member shall be made solely from the assets of the Company and only in accordance with the terms of this Agreement. Except to the extent otherwise expressly provided for in this Agreement, no interest shall be paid to any Member with respect to such Member's Capital

Contributions or Capital Account. In the event that all or a portion of the Units of a Member are transferred in accordance with this Agreement, the transferee of such Units shall also succeed to all or the relevant portion of the Capital Account of the transferor. Units held by a Member may not be transferred independently of the Interest to which the Units relate.

5.   DISTRIBUTIONS AND ALLOCATIONS OF PROFIT AND LOSS.

    5.1. Board of Managers Determination. The Board of Managers shall determine the timing and the aggregate amount of any Distributions to Members under Section 5.1(a), and shall make the Distributions required by Sections 5.1(a) **Error! Reference source not found.** and 5.1(b). The amount of any such Distributions to any Member at any time shall be determined in accordance with this Section 5.1.

        (a)   Interim Distributions. Except for Liquidating Distributions, Distributions shall be made to the Class A Common Unit Holder pro rata in accordance with the aggregate amount of the Class A Common Units held by that Member. No Distributions shall be paid without the prior consent of a majority of the Investors;

        (b)   Liquidating Distributions. Distributions of any proceeds made in connection with the liquidation of the Company ("Liquidating Distributions") shall firstly be paid pro rata to the holders of the Class A Preferred Units so that each Investor receives up to one times the original purchase price of each Class A Preferred Unit. The balance of any proceeds shall then be distributed pro rata to the holders of the Class A Common Unit so that each Founder receives up to one times the original value of each Class A Common Unit. The balance of any proceeds shall then be distributed pro rata to the holders of the Class A Common Units and the Class A Preferred Units.5.1(a)

    5.2. No Violation. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a Distribution to any Member on account of such Member's Interest in the Company if such Distribution would violate Section 18-607 of the Act or other applicable law.

    5.3. Property Distributions and Installment Sales. If any assets of the Company shall be distributed in kind pursuant to this Section 5, such assets shall be distributed to the Members entitled thereto in the same proportions as the Members would have been entitled to cash Distributions. The amount by which the Fair Value of any property to be distributed in kind to the Members exceeds or is less than the then prevailing Asset Value of such property shall, to the extent not otherwise recognized by the Company, be taken into account in determining Net Profit and Net Loss and determining the Capital Accounts of the Members as if such property had been sold at its Fair Value immediately prior to such Distribution.

    5.4. Net Profit or Net Loss.

        (a)   The "Net Profit" or "Net Loss" of the Company for each year or relevant part thereof shall mean the Company's taxable income or loss for federal income tax purposes for such period (including all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code), with the following adjustments:

                (i)   Gain or loss attributable to the disposition of property of the Company with an Asset Value different from the adjusted basis of such property

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for federal income tax purposes shall be computed with respect to the Asset Value of such property, and any tax gain or loss not included in Net Profit or Net Loss shall be taken into account and allocated for federal income tax purposes among the Members pursuant to Section 5.6.

(ii)   In lieu of the depreciation, amortization or other cost recovery deductions taken into account in computing such taxable income or loss, depreciation, amortization or cost recovery deductions allowable with respect to any property the Asset Value of which differs from its adjusted Tax basis for federal income tax purposes shall be equal to an amount that bears the same ratio to such beginning Asset Value as the federal income tax depreciation, amortization or other cost recovery deductions for such period bear to such beginning adjusted tax basis; provided, however, that if the adjusted tax basis of the property at the beginning of such period is zero, depreciation shall be determined with respect to such asset using any reasonable method selected by the Board of Managers.

(iii)   Any items that are required to be specially allocated pursuant to Section 5.5 shall not be taken into account in determining Net Profit or Net Loss.

(b)   Allocations of Income, Gain, Loss, Deduction and Credit. Net Profit or Net Loss of the Company or to the extent appropriate items thereof for any relevant period shall be allocated to the Capital Accounts of the Members so as to ensure, to the extent possible, that the Capital Accounts of the Members as of the end of such period, as increased by the Members' shares of "minimum gain" and "partner minimum gain" (as such terms are used in Regulation 1.704-2) not otherwise required to be taken into account in such period, are equal to the aggregate Distributions that Members would be entitled to receive (determined for this purpose assuming all Units were fully vested) if all of the assets of the Company were sold for their Asset Values, the liabilities of the Company were paid in full (except that non-recourse liabilities shall be paid only to the extent, with respect to each asset subject to a non-recourse liability, the non-recourse liability does not exceed the Asset Value), and the remaining proceeds were distributed as of the end of such accounting period in accordance with Section 5.1(a) (taking into account any adjustments for prior Tax Distributions). The allocations made pursuant to this Section 5.4 are intended to comply with the provisions of Section 704(b) of the Code and the Regulations thereunder and, in particular, to reflect the Members' economic interests in the Company as set forth in Section 5.1, and this Section 5.4 shall be interpreted in a manner consistent with such intention.

5.5.   Regulatory Allocations. Although the Members do not anticipate that events will arise that will require application of this Section 5.5, provisions are included in this Agreement governing the allocation of income, gain, loss, deduction and credit (and items thereof) as may be necessary to provide that the Company's allocation provisions contain a so-called "Qualified Income Offset" and comply with all provisions relating to the allocation of so-called "Non-recourse Deductions" and "Partner Non-recourse Deductions" and the chargeback thereof as set forth in the Regulations under Section 704(b) of the Code (such regulatory allocations, "Regulatory Allocations"); provided, however, that the holders of the Units intend that all Regulatory Allocations that may be required shall be offset by other Regulatory Allocations or special allocations of items so that the share of the Net Profit and Net Loss of the Company of each holder of Units will be the same as it would have been had the events requiring the Regulatory Allocations not occurred. For this purpose the Board of Managers, based on the advice of the Company's auditors or tax counsel, is hereby authorized to make such special curative allocations as may be appropriate.

5.6. Tax Allocations; Contributed Assets; Revalued Assets; Elections and Limitations.

(a)   Tax Allocations. Except as set forth below, or as otherwise required by law, all items of income, gain, losses, deduction and credit shall be allocated for federal, state and local income tax purposes so as to reflect, in the judgment of the board of Managers, the allocations of corresponding items for Capital Account purposes under Section 5.5, except to the extent otherwise required by Section 704(c) of the Code and the Regulations promulgated thereunder or as required by law.

(b)   Contributed Assets. In accordance with Section 704(c) of the Code, income, gain, loss and deduction with respect to any property contributed to the Company with an adjusted basis for federal income tax purposes different from the initial Asset Value at which such property was accepted by the Company shall, solely for tax purposes, be allocated among the Members so as to take into account such difference in the manner required by Section 704(c) of the Code and the applicable Regulations.

(c)   Revalued Assets. If the Asset Value of any asset of the Company is adjusted pursuant to Section 4.2, subsequent allocations of income, gain, loss and deduction with respect to such asset shall, solely for tax purposes, be allocated among the Members so as to take into account such adjustment in the same manner as under Section 704(c) of the Code and the applicable Regulations.

(d)   Elections and Limitations. The allocations required by this Section 5.6 are solely for purposes of federal, state and local income taxes and shall not affect either the allocation of Net Profits or Net Losses as between Members or any Member's Capital Account. All tax allocations required by this Section 5.6 shall be made using the so called "traditional method" described in Regulation 1.704-3(b); provided, however, that the Board of Managers, upon the advice of the Company's auditors or tax counsel, may elect to use the so-called "traditional method with curative allocations" described in Regulation 1.704-3(c).

5.7. Changes in Members' Interest. If during any year of the Company there is a change in any Member's Interest in the Company, the Board of Managers shall confer with the tax advisors to the Company and, in conformity with such advice, allocate the Net Profit or Net Loss to the Members so as to take into account the varying Interests of the Members in the Company in a manner that complies with the provisions of Section 706 of the Code and the Regulations thereunder.

5.8. Tax Position. Without providing prior written notice to the Company and obtaining the prior written consent of the Board of Managers, no Member will take a position on such Member's federal income tax return, in any claim for refund or in any administrative or legal proceedings that is inconsistent with this Agreement or with any information return filed by the Company.

6.   STATUS, RIGHTS AND POWERS OF MEMBERS.

6.1. Limited Liability. Except as otherwise required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, expenses, obligations and liabilities of the Company, and no Member or Indemnified Person shall be obligated personally for any such debt, expense, obligation or liability of the Company solely by reason of being a Member or Indemnified Person. All Persons dealing with the Company shall have recourse solely to the assets of the Company for the payment of the debts, obligations or liabilities of the Company. In no event shall any Member be required to make up any deficit balance in such Member's Capital Account upon the liquidation of such Member's Interest or otherwise.

6.2. Return of Distributions of Capital. Except as otherwise expressly required by law, a Member, in such capacity, shall have no liability for obligations or liabilities of the Company in excess of (a) such Member's Capital Contributions, (b) such Member's share of any assets and undistributed profits of the Company and (c) to the extent required by law, the amount of any Distributions wrongfully distributed to such Member. Except as required by law, no Member shall be obligated by this Agreement to return any Distribution to the Company or pay the amount of any Distribution for the account of the Company or to any creditor of the Company; provided, however, that if any court of competent jurisdiction holds that, notwithstanding this Agreement, any Member is obligated to return or pay any part of any Distribution, such obligation shall bind such Member alone and not any other Member or any Manager.

6.3. No Management or Control. Except as expressly provided in this Agreement, no Member shall take part in or interfere in any manner with the management of the business and affairs of the Company or have any right or authority to act for or bind the Company.

6.4. Member Duties.

(a)   No Member shall have any duty to the Company or to any other Member except as expressly set forth herein or in other written agreements.

(b)   Subject to the approval of the Board of Managers, any Member may lend money to, borrow money from, act as a surety, guarantor or endorser for, guarantee or assume one or more obligations of, provide collateral for, and transact other business with, the Company and, subject to other applicable law, shall have the same rights and obligations with respect to any such matter as a person who is not a Member.

7.   DESIGNATION, RIGHTS, AUTHORITIES, POWERS, RESPONSIBILITIES AND DUTIES OF THE BOARD OF MANAGERS.

7.1. Board of Managers.

(a)   Number and Initial Managers. The business of the Company shall be managed by a Board of Managers (the "Board of Managers"), and the Persons constituting the Board of Managers shall be the "managers" of the Company for all purposes of the Act (each, a "Manager", and collectively, the "Managers"). The number of Managers shall be two, or such greater or lesser number as the Founders shall determine from time to time. The Board of Managers shall initially consist of: Constance Rouget-Luchaire and Giles Hayward, who are hereby designated to serve as the initial Managers by the Investors. The Managers will work exclusively on the business of the Company.

Clair Beardson is appointed by the Founders as an "Observer Manager". The Observer Manager shall have the right to attend as an observer at each and every meeting of the Board of Managers (and the board of managers of each of its subsidiaries as the case may be), provided that the Observer Manager shall not be entitled to vote at any such meeting.

Each Manager and Observer Manager shall, unless otherwise provided in this Agreement or by law, hold office until such individual resigns, dies or is removed by the Founders.

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(b)   Authority. Decisions of the Board of Managers shall be decisions of the "manager" for all purposes of the Act and shall be carried out by officers or agents of the Company appointed by the Board of Managers in the resolution or consent reflecting such decision or in one or more standing resolutions or consents.

(c)   Committees. The Board of Managers may, by vote or resolution of the Board of Managers, delegate any or all of its powers to any committee thereof (any such committee to consist of at least two Managers).

(d)   Meetings. Meetings of the Board of Managers and any committee thereof may be held at any time and at any place within or without the State of Delaware designated in the notice of the meeting, when called by a Majority of the Members, reasonable notice thereof being given to each Manager by the person or persons calling the meeting. The Company shall use reasonable efforts to cause regular meetings of the Board of Managers to be held at least twice every 12 months. Regular or special meetings of the Board of Managers shall be held at the Company's principal offices or at such other place and at such time as shall be determined by the Board of Managers.

(e)   Notice of a Special Meeting. It shall be reasonable and sufficient notice to a Manager of a special meeting to send notice by overnight delivery or electronic mail at least two business days before the meeting addressed to the usual or last known business or residence address or electronic mail address, as applicable, of a Manager, or to give notice to such Manager in person or by telephone at least one business day before the meeting. Notice of a meeting need not be given to any Manager if a written waiver of notice, executed by such Manager before or after the meeting, is filed with the records of the meeting, or is delivered to any Manager who attends the meeting. Neither notice of a meeting nor a waiver of a notice need specify the purposes of the meeting.

(f)   Quorum. Except as may be expressly set forth in this Agreement, at any meeting of the Board of Managers or any committee thereof, both Managers then in office shall be required to constitute a quorum. Except as otherwise expressly set forth in this Agreement, any action to be taken or approved by the Managers hereunder must be taken or approved by a vote of a majority of Managers present and voting in person at a meeting at which a quorum is present, and any action so taken or approved shall constitute the act of the Board of Managers. Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.

(g)   Written Consent. Any action required or permitted to be taken at any meeting of the Board of Managers or committee thereof may be taken without a meeting if a majority of the members of the Board of Managers or committee, as the case may be, then in office consent thereto in writing, and such writing or writings are filed with the records of the meetings of the Board of Managers. Such consent shall be treated for all purposes as the act of the Board of Managers or of such committee, as the case may be.

(h)   Telephonic Meetings. Managers may participate in a meeting of the Board of Managers by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other or by any other means permitted by law. Such participation shall constitute presence in person at such meeting.

(i) Manager Reimbursement. Each Manager shall be reimbursed by the Company for such Manager's reasonable out-of-pocket expenses incurred in the performance of such Manager's duties as Manager. Nothing contained in this Section shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation therefore.

7.2. Authority of Board of Managers. Subject to the provisions of this Agreement that require the consent or approval of one or more Members or other Persons (including Section 7.3), the Board of Managers shall have the exclusive power and authority to manage the business and affairs of the Company and to make all decisions with respect thereto. Except as otherwise expressly provided in this Agreement, the Board of Managers or Persons designated by the Board of Managers, including individual Managers or officers and agents appointed by the Board of Managers, shall be the only Persons authorized to execute documents which shall be binding on the Company. To the fullest extent permitted by Delaware law, but subject to any specific provisions hereof granting rights to Members, the Board of Managers shall have the power to perform any acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Members under Delaware law, and the Members shall have no power whatsoever with respect to the management of the business and affairs of the Company. The power and authority granted to the Board of Managers hereunder shall include all those necessary, convenient or incidental for the accomplishment of the purposes of the Company and the exercise of the powers of the Company set forth in Section 2.6 above and shall include the power to make all decisions with regard to the management, operations, assets, financing and capitalization of the Company, including the power and authority to undertake and make decisions concerning: (a) hiring and firing employees, officers, attorneys, accountants, brokers, investment bankers and other advisors and consultants, (b) entering into leases for real or personal property, (c) opening bank and other deposit accounts and operations thereunder, (d) borrowing money, obtaining credit, issuing notes, debentures, securities, equity or other interests of or in the Company and securing the obligations undertaken in connection therewith with mortgages on, pledges of and security interests in all or any portion of the real or personal property of the Company, (e) making investments in or the acquisition of securities of any Person, (f) giving guarantees and indemnities, (g) entering into contracts or agreements, whether in the ordinary course of business or otherwise, (h) mergers with or acquisitions of other Persons, (i) dissolution, (j) the sale or lease of all or any portion of the assets of the Company, (k) forming subsidiaries or joint ventures, (l) compromising, arbitrating, adjusting and litigating claims in favor of or against the Company, (m) hiring and termination of the independent public accountant for the Company and each of its subsidiaries and (o) other matters as provided by resolution of the Board of Managers.

7.3. Founder Approval. Notwithstanding the grant of authority to the Board of Managers pursuant to Section 7.2 and notwithstanding any other provision of this Agreement, none of the following actions shall be approved by the Board of Managers or taken by officers or agents of the Company, without the prior unanimous consent of the Founders:

(a) Creation, allotment or issue of any shares or securities, or the grant of any right to require the allotment or issue of any shares or securities by the Company or any of its subsidiaries.

(b) Variation of the share capital of Company or any of its subsidiaries.

(c) Change in nature of business of the Company.

(d) Declaration or payment of any dividend or other distribution by Company or any of its subsidiaries.

(e)   Insolvency proceedings or arrangements in relation to Company or any of its subsidiaries.

(f)   Acquisitions and disposals (including licensing, leasing and transfer arrangements) of businesses, shares, assets or properties where earnings before interest and tax attributable to the assets or undertaking acquired or disposed of, amount to more than 20 per cent. of the Company and its subsidiaries as shown in the most recent audited accounts.

(g)   Expansion, development or evolution of the Company except through the Company or one of its subsidiaries.

(h)   The acquisition, establishment, disposal of any subsidiary undertaking or dilution of its interest in any subsidiary.

(i)   Acquisition of any interest (whether on its behalf or as nominee) in the share capital or instruments convertible into the share capital of any other body corporate or undertaking.

(j)   Entry into any partnership, joint venture or alliance with any person.

(k)   Entry into any material arrangement, contract or transaction.

(l)   Conduct of any litigation or arbitration in relation to the Company or any of its subsidiaries.

(m)   Making of any loan or advance or the giving of any guarantee or indemnity or the provision of any credit by the Company or any of its subsidiaries which incurs a liability or expense greater than $10,000;

(n)   Creation of any security over any assets of the Company or any of its subsidiaries.

(o)   The approval of financial statements of the Company.

(p)   Approval of, or revisions to, (i) the budget (to the extent such change represents a 5 per cent. increase or decrease in expenditure) and (ii) the business plan (to the extent such change is a material change).

(q)   Incurring any single expense or making any single capital expenditure which is not provided for in the budget which is in excess of $10,000.

(r)   The making by the Company or any of its subsidiaries of major investments (excluding any investments made in the ordinary course of business).

(s)   Any material change, amendment or variation to any of the Company or any of its subsidiaries financing documents or any request for any waiver thereunder or any entry into any new loan or loan facility.

(t)   The application for any waiver, release or consent pursuant to the terms of any loan arrangements to which the Company or any of its subsidiaries is from time to time a party.

(u)   Factoring of book debts of the Company or any of its subsidiaries.

(v)   Entry into by the Company or any of its subsidiaries of any hire purchase, rental or leasing agreement materially in excess of the amount provided for in the budget.

(w)   The altering of the Company's accounting reference date.

(x)   The removal or replacement of the auditors of the Company.

(y)   The remuneration of the auditors of the Company.

(z)   The approval of any significant change in accounting policies or practices.

(aa)   The employment, dismissal or the change to the terms of employment of any director or senior manager of the Company.

(bb)   The approval of the Founders remuneration.

(cc)   The payment to any director of the Company or any connected person of any bonus or commission or sum on account of any bonus or commission other than pursuant to (and as provided in) his contract of employment.

(dd)   The appointment of any committee of the Board and the establishment of its terms of reference.

(ee)   The establishment of any new profits sharing, bonus or incentive scheme providing for emoluments in excess of amounts provided in the budget.

(ff)   Material variation to the terms of, any existing profit sharing, bonus or incentive scheme.

(gg)   The establishment of, or variation to the terms of, any share option scheme or shadow share option scheme.

(hh)   The allocation of share options.

(ii)   The establishment of, or variation to the terms of, any pension or life insurance scheme giving rise to payment of contributions or emoluments in excess of amounts provided for in the budget.

(jj)   Material changes to the Company pension scheme or the change of their trustees.

(kk)   Changes to the operating agreement of the Company or any of its subsidiaries.

(ll)   Entry into by the Company or any of its subsidiaries of any agreement or arrangement for the sale and lease-back of any assets.

7.4. Reliance by Third Parties. Any person or entity dealing with the Company or the Members may rely upon a certificate signed by a member of the Board of Managers as to: (a) the identity of the Members, (b) the Persons which are authorized to execute and deliver any instrument or document of or on behalf of the Company or (c) the authorization of any action by or on behalf of the Company by the Board of Managers or any officer or agent acting on behalf of the Company.

8.   DESIGNATION, RIGHTS, AUTHORITIES, POWERS, RESPONSIBILITIES AND DUTIES OF OFFICERS AND AGENTS.

8.1. Delegation. The Board of Managers by vote or resolution shall have the power to appoint officers and agents to act for the Company with such titles, if any, as the Board of Managers deems appropriate and to delegate to such officers or agents such of the powers as are granted to the Board of Managers hereunder, including the power to execute documents on behalf of the Company, as the Board of Managers may in its sole discretion determine; provided, however, that no such delegation by the Board of Managers shall cause the Persons constituting the Board of Managers to cease to be the "managers" of the Company within the meaning of the Act. The officers so appointed may include persons holding titles such as Chairman, Chief Executive Officer, Chief Operating Officer, President, Chief Financial Officer, General Counsel, Executive Vice President, Vice President, Treasurer or Controller. Unless the authority of the officer in question is limited in the document appointing such officer or is otherwise specified by the Board of Managers, any officer so appointed shall have the same authority to act for the Company as a corresponding officer of a Delaware corporation would have to act for a Delaware corporation in the absence of a specific delegation of authority; provided, however, that unless such power is specifically delegated to the officer in question either for a specific transaction or generally, no such officer shall have the power to lease or acquire real property, to borrow money, to issue notes, debentures, securities, equity or other interests of or in the Company, to make investments in (other than the investment of surplus cash in the ordinary course of business) or to acquire securities of any Person, to give guarantees or indemnities, to merge, liquidate or dissolve the Company or to sell or lease all or any substantial portion of the assets of the Company.

9.   BOOKS, RECORDS, ACCOUNTING AND REPORTS.

9.1. Books and Records. The Company shall maintain at its principal office or such other office as the Board of Managers shall determine all of the following:

(a)   A current list of the full name and last known business or residential address of each Member and Manager;

(b)   Information regarding the amount of cash and a description and statement of the agreed value, if any, of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each Member became a Member of the Company;

(c)   A copy of the Certificate and this Agreement, including any amendments to either document, together with executed copies of any powers of attorney pursuant to which the Certificate, this Agreement or any amendments have been executed;

(d)   The most recent audited financial statements of the Company;

(e)   Copies of the Company's federal, state and local income tax or information returns; and

(f)   The Company's books and records.

9.2. Inspection. Each Member shall have the right, subject to such reasonable standards (including standards governing what information and documents are to be furnished at what time and location and at whose expense) as may be established by the Board of Managers, to obtain from the Company, from time to time upon reasonable demand for any purpose reasonably related to the Member's Interest, the information described in Section 9.19.1(a) through (f) and such other information regarding the affairs of the Company as is just and reasonable.

9.3. Filings. At the Company's expense, the Board of Managers shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities and to have prepared and to furnish to each Member such information with respect to the Company (including a schedule setting forth such Member's distributive share of the Company's income, gain, loss, deduction and credit as determined for federal income tax purposes) as is necessary to enable such Member to prepare such Member's federal and state income tax returns. The Board of Managers, at the Company's expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative authorities, all reports required to be filed by the Company with those entities under then current applicable laws, rules and regulations.

9.4. Reporting. The Company will deliver to each Investor the following:

(a) Unaudited Annual Financials. As soon as available, but in any event within 120 days after the end of each Fiscal Year of the Company (i) a consolidated balance sheet of the Company and its subsidiaries as at the end of such Fiscal Year, and the related consolidated statements of income or operations and cash flows for the Company and its subsidiaries for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all in reasonable detail and prepared in accordance with GAAP, and where required by law, audited and accompanied by a report and opinion of an independent registered public accounting firm, which report and opinion shall be prepared in accordance with generally accepted auditing standards;

(b) Annual Budget and Revised Business Plan. A soon as available, but in any event before November 30 of each fiscal year (i) the annual budget of the fiscal year to come, (ii) a revised business plan.

9.5. Non-Disclosure.

(a) Each Member agrees that, except as otherwise consented to by the Board of Managers, all information furnished to such Member pursuant to this Agreement (including the information furnished pursuant to Section 9.4) will be kept confidential and will not be disclosed by such Member, or by any of such Member's agents, representatives or employees, in any manner, in whole or in part, except that (i) each Member shall be permitted to disclose such information to those of such Member's agents, representatives and employees who need to be familiar with such information in connection with such Member's investment in the Company and who are charged with an obligation of confidentiality, (ii) each Member shall be permitted to disclose such information to such Member's partners and equity holders so long as they agree to keep such information confidential on the terms set forth herein, (iii) each Member shall be permitted to disclose information to the extent required by law, so long as such Member shall have first provided the Company a reasonable opportunity to contest the necessity of disclosing such information, (iv) each Member shall be permitted to disclose information to the extent necessary for the enforcement of any right of such Member arising under this Agreement and (v) each Member shall be permitted to disclose information generally available to or known by the

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public (other than as a result of disclosure in violation of this Agreement or any other agreement to which such Member is bound).

(b)   Notwithstanding the foregoing, each Member (and each employee, representative or other agent of the Member) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of, and tax strategies relating to, the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to the Member relating to such tax treatment, tax structure or tax strategies.

10.   TAX MATTERS MEMBER.

10.1. Tax Matters Member. Giles Hayward shall be the "tax matters partner" of the Company as provided in the Regulations under Code Section 6231 and any analogous provisions of state law and in such capacity is referred to as the "Tax Matters Member." The Tax Matters Member, on behalf of the Company and its Members, shall be permitted to make any filing or election under the Code, the Regulations, or any other law or regulations that it in good faith believes to be in the best interests of the Company or the Members.

11.   TRANSFER RESTRICTIONS. No holder of any Units shall Transfer any of such Units to any other Person except as provided in this Section 11.

11.1. Permitted Transferees.

(a)   Estate Planning. Any holder of Units who is a natural person may Transfer any or all of such Units for bona fide estate planning purposes by such holder to (i) any Member of the Immediate Family of such holder or (ii) to a trustee or trustees of a trust or trusts held solely for the benefit of a Member of the Immediate Family of such holder.

(b)   Upon Death. Subject to the provisions of Section 11.3, if applicable, upon the death of any holder of Units who is a natural Person, such Units may be distributed with full economic rights, but with no voting rights, by the will or other analogous instrument taking effect at the death of such holder or by applicable laws of descent and distribution to such holder's estate, executors, administrators and personal representatives, and then to such holder's heirs, legatees or distributees, whether or not such recipients are Members of the Immediate Family of such holder.

(c)   Option Units. Units subject to the Unit Option Agreement shall be freely transferable between the Founders.

11.2. Right of First Refusal, Tag Alongs, Drag Alongs, Etc. Any holder of Units may Transfer such Units if such holder has complied with the Right of First Refusal provisions set out at Section 14; and (i) has complied with the "tag along" provisions contained in Section 13.1 or (ii) has exercised its "drag along" rights set forth in Section 13.2; and any other holder of Units may Transfer any or all of such Units in accordance with the provisions, terms and conditions of Section 13.1 and 13.2 as a Tag Along Seller or Drag Along Seller, as the case may be, thereunder.

11.3. Conditions to Transfer. Any provision of this Agreement to the contrary notwithstanding, no transfer, sale, assignment or other disposition of any Units may be made except in compliance with the then applicable federal and state securities laws.

11.4. Impermissible Transfer. Any attempted Transfer of Units not permitted under the terms of this Section 11 shall be null and void, and the Company shall not in any way give effect to any such impermissible Transfer.

11.5. Period. The foregoing provisions of this Section 11 shall expire upon the closing of a Company Sale.

12.   PRE-EMPTIVE RIGHTS. Neither the Company nor any of its subsidiaries shall issue or sell any Units, or any options, warrants or other rights to acquire any Units, or any securities convertible into or exchangeable for, directly or indirectly, any Units (each an "Issuance" of "Subject Securities"), except in compliance with the provisions of this Section 12.

12.1. Participation Notice. Not fewer than ten (10) business days prior to the consummation of the Issuance, a written notice (the "Participation Notice") shall be delivered by the Company to each holder of Common Units. The Participation Notice shall include:

(a)   the principal terms of the proposed Issuance, including (i) the amount and kind of Subject Securities to be included in the Issuance, (ii) the number of Subject Securities proposed to be issued, (iii) the price per unit of the Subject Securities, (iv) the percentage of the Issuance equal to the number of Common Units held by such holder immediately prior to the Issuance divided by the aggregate number of Common Units outstanding immediately prior to the Issuance (the "Participation Portion") and (v) the name and address of each Person to whom the Subject Securities are proposed to be issued (each a "Prospective Subscriber"); and

(b)   an offer by the Company to issue, at the option of each holder of Common Units to which a Participation Notice is required to be given, to such holder such portion of the Subject Securities to be included in the Issuance as may be requested by such holder (not to exceed such holder's Participation Portion of the total amount of Subject Securities to be included in the Issuance), at the same price and otherwise on the same terms and conditions, with respect to each unit of Subject Securities issued to such holders of Common Units, as the Issuance to each of the Prospective Subscribers.

12.2. Participation Commitment. Each holder of Common Units desiring to accept the offer contained in the Participation Notice (each a "Participating Buyer") shall send an irrevocable commitment (each a "Participation Commitment") to the Company within five business days after the delivery of the Participation Notice specifying the amount of Subject Securities (not to exceed such holder's Participation Portion of the total amount of Subject Securities to be included in the Issuance) which such holder desires to be issued. Each holder of Common Units which does not accept such offer in accordance with this Section 12.2 shall be deemed to have waived all of such holder's rights under this Section 12 with respect to such Issuance, and the Company shall thereafter (except as provided in Section 12.3) be free to issue the Subject Securities in such Issuance to the Prospective Subscribers and any Participating Buyers, at a price not less than 95% of the price set forth in the Participation Notice and on other terms not materially more favorable in the aggregate to the Prospective Subscribers and the Participating Buyers than those set forth in the Participation Notice, without any further obligation to such non-accepting holders under this Section 12. If, prior to consummation, the terms of such proposed Issuance shall change with the result that the price shall be less than 95% of the price set forth in the Participation Notice or the other terms of the Issuance shall be materially more favorable to the Prospective Subscribers and the Participating Buyers than those set forth in the Participation Notice, or the number of Subject Securities proposed to be issued to the Prospective Subscribers increases by more than 20% of the number of Subject Securities set forth in the Participation Notice, it shall be necessary for a separate Participation Notice to be furnished, and the terms and provisions of this Section 12 separately complied with, in order to consummate such Issuance pursuant to this Section 12.

12.3. Acceptance. The acceptance of each Participating Buyer shall be irrevocable except as hereinafter provided, and each such Participating Buyer shall be bound and obligated to acquire in the Issuance on the same terms and conditions, including price, as the Prospective Subscribers with respect to each unit of Subject Securities issued, such amount or proportion of Subject Securities as such Participating Buyer shall have specified in such Participating Buyer's Participation Commitment.

12.4. Failure to Consummate. If at the end of the 30th day following the date of the delivery of the Participation Notice the Company has not completed the Issuance on the terms and conditions specified in such Participation Notice or as otherwise provided by Section 12.2, each Participating Buyer shall be released from its obligations under such Participating Buyer's Participation Commitment, the Participation Notice shall be null and void, and it shall be necessary for a separate Participation Notice to be furnished, and the terms and provisions of this Section 12 separately complied with, in order to consummate any Issuance subject to this Section 12.

12.5. Cooperation. Each holder of Units in such holder's capacity as a Participating Buyer shall take or cause to be taken all such reasonable actions as may be necessary or reasonably desirable in order expeditiously to consummate each Issuance pursuant to this Section 12 and any related transactions, including executing, acknowledging and delivering consents, assignments, releases, waivers and other documents or instruments, filing applications, reports, returns, filings and other documents or instruments with governmental authorities, and otherwise cooperating with the Company, the Prospective Subscribers and the other Participating Buyers (if any). Without limiting the generality of the foregoing, each such Participating Buyer and holder of Units agrees to execute and deliver such subscription and other agreements specified by the Company to which the Prospective Subscriber will also be party.

12.6. Closing. The closing of an Issuance pursuant to this Section 12 shall take place at such time and place as the Company shall specify by notice to each Participating Buyer. At the Closing of any Issuance under this Section 12, the Company shall deliver the documents or other instruments, if any, evidencing the Subject Securities to be issued to such Participating Buyer, free and clear of any liens or encumbrances, against delivery by such Participating Buyer of the applicable consideration.

12.7. Post Issuance Compliance. Notwithstanding the requirements of Section 12.1, the Company may consummate any Issuance prior to having complied with the provisions of Section 12.1; provided, that the Company shall:

(a)   provide to each holder of Common Units who would have been entitled to be given a Participation Notice in connection with such Issuance (i) with prompt notice of such Issuance and (ii) the Participation Notice described in Section 12.1 in which the actual price per share of Subject Securities shall be set forth:

(b)   offer to issue to each holder of Common Units such number of Subject Securities as may be requested by such holder (not to exceed the Participation Portion that such holder would have been entitled to pursuant to Section 12.1(a) of the aggregate number of Subject Securities included in the Issuance) on the same economic terms with respect to such Subject Securities as were applicable to the Prospective Subscriber(s) in the Issuance:

(c)   keep such offer open for a period of ten business days, during which period each such holder may accept such offer by sending a written acceptance to the Company committing to purchase an amount of such Subject Securities (not in any event to exceed the Participation Portion that such holder would have been entitled to pursuant to Section 12.1(a); and

(d)   include in the subscription (or similar) agreement with the initial purchaser(s) of the Subject Securities a provision permitting the Company to repurchase such securities, for a purchase price equal to the amount paid for such securities, in an amount necessary to satisfy the offers made to and accepted by holders of Common Units in accordance with the provisions of this Section 12.7 in response to the Participation Notice furnished pursuant to Section 12.7(a); provided, further, that, prior to the closing of any issuance pursuant to this Section 12.7, the Company shall neither make any distributions to the holders of Subject Securities nor permit any Transfer of Subject Securities.

12.8. Excluded Transactions. Notwithstanding the preceding provisions of this Section 12, the preceding provisions of this Section 12 will not restrict or be applicable in the case of:

(a)   the Issuance by the Company of Units on the date hereof;

(b)   any Issuance of Equity Interests to any manager, officer or employee of, or consultant or adviser to, the Company or its direct or indirect subsidiaries in connection with a bona fide compensation arrangement (such issuances not to exceed twenty (20) per cent. of the total Equity Interests in the Company);

12.9. Period. The foregoing provisions of this Section 12 shall expire upon the closing of an Initial Public Offering or Sale.

13.   "TAG ALONG" AND "DRAG ALONG" RIGHTS.

13.1. Tag Along. If one or more holders of Common Units (the "Prospective Selling Member") proposes to Transfer Units held by such Members to any Prospective Buyer in a transaction (i) not permitted under the terms of Section 11.1 and (ii) in connection with which the holders of Units have not elected to exercise their "drag along" rights under Section 13.2 or "right of first refusal" rights under Section 14, the following provisions of this Section 13.1 shall apply.

(a)   Notice. The Prospective Selling Members shall deliver a written notice (the "Tag Along Notice") to each non-selling Member (each, a "Tag Along Holder"), at least ten business days prior to such proposed Transfer. The Tag Along Notice shall include:

(i)   The principal terms of the proposed Transfer insofar it relates to such Units, including (a) the number and Class of Units to be purchased from the Prospective Selling Members, (b) the fraction expressed as a percentage, determined by dividing the number of Units proposed to be purchased from the Prospective Selling Members by the total number of Units held by the Prospective Selling Members (a "Tag Along Transfer Percentage"), (c) the estimated maximum and minimum purchase price per Unit, (d) the anticipated form of consideration for each Unit, (e) the name and address of the Prospective Buyer and (f) the expected closing date for the Transfer; and

(ii)   an invitation to each Tag Along Holder to make an offer to include in the proposed Transfer to the Prospective Buyer an additional number of issued and outstanding Units held by such Tag Along Holder (not in any event to exceed the product of the Tag Along Transfer Percentage multiplied by the total number of Units held by such Tag Along Holder except if the Prospective Selling Members intend to Transfer more than 50% of the Units and voting rights in the Company in which case, each Tag Along Holder will be entitled to include all of his Units in the Transfer to the Prospective Buyer), on the same terms and conditions pursuant to which the Prospective Selling Members propose to Transfer their Units, subject to Sections 13.1(f) and 13.3.

(b)   Exercise. Within five business days after the delivery of the Tag Along Notice, each Tag Along Holder desiring to make an offer to include issued and outstanding Units in the proposed Transfer (each a "Tag Along Seller") shall furnish a written notice (the "Tag Along Offer") to the Prospective Selling Members offering to include a number of issued and outstanding Units held by such Tag Along Seller (not in any event to exceed, the product of the Tag Along Transfer Percentage multiplied by the total number of Units held by such Tag Along Holder except if the Prospective Selling Members intend to Transfer more than 50% of the Units and voting rights in the Company in which case, each Tag Along Holder will be entitled to include all of his Units in the Transfer to the Prospective Buyer), which such Tag Along Seller desires to have included in the proposed Transfer. Each Tag Along Holder who does not timely accept the Prospective Selling Members' invitation shall be deemed to have waived all of his or its rights with respect to such Transfer, and the Prospective Selling Members and the Tag Along Sellers shall thereafter (except as provided in Section 13.1(e)) be free to Transfer to the Prospective Buyer, at a price per Unit no greater than the maximum purchase price per Unit as is set forth in the Tag Along Notice and on other principal terms which are not materially more favorable to the Prospective Selling Members and the Tag Along Sellers than those set forth in the Tag Along Notice, without any further obligation to such non-accepting Tag Along Holder.

(c)   Irrevocable Offer. The offer of each Tag Along Seller contained in the Tag Along Offer shall be irrevocable, and, to the extent such offer is accepted, such Tag Along Seller shall be bound and obligated to Transfer in the proposed Transfer on the same terms and conditions as the Prospective Selling Members (subject to Sections 13.1(f) and 13.3), up to such number of Units as such Tag Along Seller shall have specified in such Tag Along Seller's Tag Along Offer; provided, however, that if the principal terms of the proposed Transfer change with the result that the price per Unit shall be less than 95% of the minimum price per Unit set forth in the Tag Along Notice or the other principal terms shall be materially less favorable to the Prospective Selling Members and the Tag Along Sellers than those set forth in the Tag Along Notice, each Tag Along Seller shall be permitted to withdraw the offer contained in his or its Tag Along Offer and shall be released from his or its obligations thereunder.

(d)   Reduction of Units Transferred. The Prospective Selling Members shall attempt to obtain the inclusion in the proposed Transfer of the entire number of Units which each of the Prospective Selling Members and the Tag Along Sellers requested to have included in the Transfer (as evidenced in the case of the Prospective Selling Members by the Tag Along Notice and in the case of each Tag Along Seller by such Tag Along Seller's Tag Along Offer). In the event the Prospective Selling members shall be unable to obtain the inclusion of such entire number of Units in the proposed Transfer, the number of Units of each Class to be Transferred in the proposed Transfer shall be allocated among the Prospective Selling Members and the Tag Along Sellers in proportion, as nearly as practicable, to the respective number of Units which each of the Prospective Selling Members and Tag Along Sellers requested to be included in the proposed Transfer. Such provisions will not apply in a case of change of control in which case the Tag Along Holder will be entitled to sell all of his Units to the Prospective Buyer.

(e)   Additional Compliance.

      (i)   If prior to consummation of any proposed Transfer in connection with which a Tag Along Notice was required to be delivered pursuant to Section 13.1(a), the terms of such proposed Transfer shall change with the result that the price per Unit to be paid in the proposed Transfer shall be greater than the maximum price per Unit set forth in the Tag Along Notice or the other principal terms of such proposed Transfer shall be materially more favorable to the Prospective Selling Members and the Tag Along Sellers than those set forth in the Tag Along Notice, the Tag Along Notice shall be null and void, and it shall be necessary for a separate Tag Along Notice to be furnished, and the terms and provisions of this Section 13.1 separately complied with, in order to consummate such proposed Transfer pursuant to this Section 13.1.

      (ii)   If the Prospective Selling Members have not completed the proposed Transfer by the end of the 30th day following the date of delivery of the Tag Along Notice, each Tag Along Seller shall be released from his obligations under his Tag Along Offer, the Tag Along Notice shall be null and void, and it shall be necessary for a separate Tag Along Notice to be furnished, and the terms and provisions of this Section 13.1 separately complied with, in order to consummate such proposed Transfer pursuant to this Section 13.1, unless the failure to complete such proposed Transfer resulted from any failure by any Tag Along Seller to comply with the terms of this Section 13.1.

(f)   Application of Proceeds. The proceeds of any Transfer to which this Section 13.1 applies shall be allocated among the Prospective Selling Members and the Tag Along Sellers based upon the Units included in such Transfer by each of the Prospective Selling Members and the Tag Along Sellers. Any amount otherwise payable to any Prospective Selling Members and the Tag Along Sellers under this Section shall be subject to reduction for any tax or other amounts required to be withheld under applicable law.

13.2. Drag Along. Where a Member has decided not to exercise his "right of first refusal" rights under Section 14, if the Founders (the "Prospective Selling Founders") elect to consummate a sale (either pursuant to one transaction or a series of related transactions) of more than 50 per cent. of the Units in the Company at that time (a "Company Sale"), each such Member agrees to Transfer in the Company Sale the total number of Units held by the Member (but for the avoidance of doubt, not less that the total number of Units held by the Member), directly or indirectly, to a Prospective Buyer in the manner and on the terms set forth in this Section 13.2;

(a)   Exercise. If the Prospective Selling Founders elect to exercise their rights under this Section 13.2, they shall furnish a written notice (the "Drag Along Notice") to the Member. The Drag Along Notice shall set forth the principal terms of the proposed Transfer insofar as it relates to the Units, including (i) the total number of Units to be acquired by the Prospective Buyer in the Transfer, (ii) the number of Units to be acquired from the Prospective Selling Founders, (iii) the estimated consideration per respective Unit to be received in the proposed Transfer and (iv) the name and address of the Prospective Buyer. If the Prospective Selling Founders consummate the proposed Transfer to which reference is made in the Drag Along Notice, the Member (the "Drag Along Seller") shall be bound and obligated to Transfer all, but not less than all of his Units on the same terms (subject to Sections 13.2(b) and 13.3), with respect to each applicable Unit Transferred, as the Prospective Selling Founders shall Transfer each Unit in the Transfer. Subject to the provisions of this Section 13.2 and Section 13.3, the

Company and the Drag Along Seller shall be obligated to consummate, consent to and raise no objection to the proposed Company Sale described in the Drag Along Notice and to take all other actions reasonably necessary or desirable to consummate such proposed Company Sale on the terms proposed by the Prospective Selling Founders. If at the end of the 60th day following the date of the effectiveness of the Drag Along Notice the Prospective Selling Founders have not completed the proposed Transfer, the Drag Along Notice shall be null and void, the Drag Along Seller shall be released from his obligation under the Drag Along Notice and it shall be necessary for a separate Drag Along Notice to be furnished and the terms and provisions of this Section 13.2 separately complied with, in order to consummate such proposed Transfer pursuant to this Section 13.2.

(b) Application of Proceeds. The proceeds of any Transfer to which this Section 13.2 applies shall be allocated among the Prospective Selling Founders and the Drag Along Seller based upon the Units included in such Transfer by each of the Prospective Selling Founders and the Drag Along Seller. Any amount otherwise payable to any Prospective Selling Founders and the Drag Along Seller under this Section 13.2(b) shall be subject to reduction for any tax or other amounts required to be withheld under applicable law.

13.3. Miscellaneous. The following provisions will be applied to any proposed Sale to which Section 13.1 or 13.2 applies:

(a) Further Assurances. Each Participating Seller, whether in their capacity as a Participating Seller, Member, Manager or officer of the Company, or otherwise, shall take or cause to be taken all such actions as may be necessary or reasonably desirable in order expeditiously to consummate each Transfer pursuant to Section 13.1 or 13.2 and any related transactions, including executing, acknowledging and delivering agreements, consents, assignments, releases, waivers and other documents or instruments; furnishing information and copies of documents; filing or assisting in the filing of applications, reports, returns and other documents or instruments with governmental authorities; and otherwise cooperating with the Prospective Selling Members, Prospective Selling Founders, and the Prospective Buyer.

(b) Transfer Process. The Prospective Selling Members or Prospective Seller Founders, as the case may be, shall, in their sole discretion, decide whether or not to pursue, consummate, postpone or abandon any proposed Transfer and the terms and conditions thereof. No Prospective Selling Member or Prospective Selling Founder shall have any liability to any other holder of Units arising from, relating to or in connection with the pursuit, consummation, postponement, abandonment or terms and conditions of any proposed Transfer except to the extent such Prospective Selling Member or Prospective Selling Founder shall have failed to comply with the provisions of this Section 13.

(c) Expenses. All costs and expenses incurred by the Prospective Selling Members or Prospective Seller Founders or the Company in connection with any proposed Transfer pursuant to this Section 13 (whether or not consummated), including all attorneys fees and expenses, all accounting fees and charges and all finders, brokerage or investment banking fees, charges or commissions, shall be paid by the Company.

(d) Closing. The closing of a Transfer to which Sections 13.1 or 13.2 applies shall take place at such time and place as the Prospective Selling Members or Prospective Seller Founders shall specify by notice to each Participating Seller. At the closing of such Transfer, each Participating Seller shall deliver the transfer documents evidencing the Transfer of the Units to be Transferred by such Participating Seller free and clear of any liens or encumbrances,

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against delivery of the applicable consideration. The delivery of any applicable transfer documentation under this Section 13.3(d) will be deemed a representation and warranty by the Participating Seller delivering such documentation that: (i) such Participating Seller has full right, title and interest in and to the Units being sold by such Participating Seller; (ii) such Participating Seller has all necessary power and authority and has taken all necessary action to sell the Units being sold by such Participating Seller as contemplated; (iii) the Units being sold by such Participating Seller are free and clear of any and all liens or encumbrances, and (iv) there is no adverse claim with respect to the Units being sold by such Participating Seller and (v) there are no consents required in connection with, or legal or contractual restrictions on, the Transfer of such Units (other than pursuant to this Agreement).

13.4. Period. The foregoing provisions of this Section 13 shall expire upon the closing of a Company Sale.

14.   RIGHT OF FIRST REFUSAL.

14.1.   Subject to the Founder Approval matters set out at Section 7.3, if a Member (the "Selling Member") wishes to Transfer some or all of its Units (a "Transfer of Member Units") to a *bona fide* third party purchaser (not being an Affiliate of the Selling Member) (a "Third Party Purchaser"), the Selling Member shall, prior to entering into any agreement with the Third Party Purchaser, make a written offer (the "ROFR Sale Notice") to sell such Units to all other Members (the "Non-Selling Members"), on a pro rata basis, on the terms set out in this Section 14. The Investors acknowledge and agree that this section 14 shall not apply to any Units transferred by the Founders as part of the Initial Funding Round.

14.2.   The ROFR Sale Notice shall specify:

(a)   the identity of the Third Party Purchaser;

(b)   the total number of Units proposed to be transferred (the "ROFR Units");

(c)   the transfer price (in cash) per Unit (the "ROFR Price"); and

(d)   any other material terms and conditions applicable thereto (such terms and conditions shall only relate to price, title, capacity and regulatory approval) (the "ROFR Terms").

The Selling Member shall be entitled to disclose the terms of this Section 14 to any Third Party Purchaser.

14.3.   Once a ROFR Sale Notice has been given by the Selling Member to the Non-Selling Members, it may not be withdrawn.

14.4.   The Non-Selling Members shall have the option, but not the obligation, to purchase, or nominate a purchaser to purchase, the ROFR Units at a price per Unit equal to the ROFR Price in cash and otherwise upon the same terms specified in the ROFR Terms (the "Right of First Refusal").

14.5.   The Non-Selling Member shall within twenty (20) Business Days of the receipt of the ROFR Sale Notice (the "ROFR Offer Period") either:

       (a)   exercise its Right of First Refusal by giving written notice (the "ROFR Purchase Notice") to the Selling Founder:

           (i)   confirming that the Non-Selling Member wishes to exercise its Right of First Refusal in respect of the ROFR Shares;

           (ii)   confirming whether the Non-Selling Member wishes to purchase more that its pro rata allocation if the other Non-Selling Members do not exercise their Right of First Refusal; and

           (iii)   fixing a date and time for completion of the purchase of the ROFR Shares not later than ten (10) Business Days after (i) the date of the ROFR Purchase Notice, or (ii) if applicable, the date on which any necessary regulatory approval is obtained from any applicable regulatory authority (which the Parties shall use all reasonable endeavours to assist in obtaining as soon as possible), whichever is later, as the date on which the purchase of the ROFR Units shall be completed; or

       (b)   decline to exercise the Right of First Refusal by giving written notice to the Selling Member.

14.6.   Failure by the Non-Selling Member to deliver a written notice in accordance with Section 14.5 shall be deemed to be an election by the Non-Selling Member not to exercise its Right of First Refusal.

14.7.   Delivery of a ROFR Purchase Notice shall oblige the Non-Selling Member to purchase and accept, and the Selling Member to sell and transfer, the ROFR Units to the Non-Selling Member free from all encumbrances and the Company shall effect such sale, transfer and purchase on the date set out in the ROFR Purchase Notice.

14.8.   Failure by the Non-Selling Member, having given a ROFR Purchase Notice to complete the purchase within the period specified in Section 14.5 (other than as a result of a failure by the Selling Member in relation thereto) may, at the option of the Selling Member, be treated as an election by the Non-Selling Member not to exercise its Right of First Refusal and the Selling Member shall be entitled not to transfer the ROFR Units to the Non-Selling Member and to transfer the ROFR Shares in accordance with Clause 14.9.

14.9.   If a ROFR Sale Notice is duly given and the Non-Selling Member has not issued a written notice in accordance with Clause 14.5 or if the Non-Selling Member has declined to exercise the Right of First Refusal by giving written notice to the Selling Member in accordance with Clause 14.5, subject to the satisfaction of any conditions which apply to the proposed transfer of the ROFR Unit (including the receipt by the Selling Member and the Third Party Purchaser of the necessary approvals from all applicable regulatory authorities), the Selling Member shall be free within a period of sixty (30) Business Days following the delivery of the ROFR Sale Notice, to transfer to the Third Party Purchaser named in the ROFR Sale Notice only, all of the ROFR Shares for a consideration per ROFR Share not less than the ROFR Price, and on terms not more favourable to the Third Party Purchaser in any material respect than those set forth in the ROFR Sale Notice.

15. DISSOLUTION OF COMPANY.

15.1. Termination of Membership. No Member shall resign or withdraw from the Company except that, subject to the restrictions set forth in Section 11 and Section 13, any Member may Transfer such Member's Interest in the Company (i) to a Permitted Transferee in accordance with Section 11.1, whereupon such Permitted Transferee shall become a Member in place of the Member assigning such Interest or (ii) in accordance with Section 11.2. The death, bankruptcy or dissolution of any Member or the occurrence of any other event that terminates the continued membership of any Member shall not in and of itself cause the Company to be dissolved or its affairs to be wound up, and upon the occurrence of any such event, the Company shall be continued without dissolution. This confirms the default rule of § 18-801(b) of the Act.

15.2. Events of Dissolution. The Company shall be dissolved upon the happening of any of the following events: (a) the entry of a decree of judicial dissolution under § 18-802 of the Act, (b) the determination of the Board of Managers to dissolve the Company, (c) unless otherwise determined by the Board of Managers, the disposition of substantially all of the Company's assets or (d) the termination of the legal existence of the last remaining Member of the Company or the occurrence of any other event which by law terminates the continued membership of the last remaining Member of the Company in the Company unless the business of the Company is continued in a manner permitted by § 18-801(a)(4) of the Act. The Company may not be dissolved pursuant to § 18-801(a)(3) of the Act.

15.3. Liquidation. Upon dissolution of the Company for any reason, the Company shall immediately commence to wind up its affairs. A reasonable period of time shall be allowed for the orderly termination of the Company's business, discharge of its liabilities and distribution or liquidation of the remaining assets of the Company so as to enable the Company to minimize the normal losses attendant to the liquidation process. The Company's property and assets or the proceeds from the liquidation thereof shall be distributed so as not to contravene the Act and shall be otherwise disbursed in compliance with Section 5.1. A full accounting of the assets and liabilities of the Company shall be taken and a statement thereof shall be furnished to each Member promptly after the distribution of all of the assets of the Company. Such accounting and statements shall be prepared under the direction of the Board of Managers. Upon such final accounting, a Manager shall terminate the Certificate in accordance with the Act and the Company's existence as a separate legal entity shall thereupon cease.

15.4. No Action for Dissolution. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 15.2. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Interests of all Members. Accordingly, except where the Board of Managers has failed to liquidate the Company as required by Section 15.3, each Member hereby waives and renounces its right to initiate legal action to seek dissolution or to seek the appointment of a receiver or trustee to liquidate the Company.

15.5. No Further Claim. Upon dissolution, each Member shall have recourse solely to the assets of the Company for the return of such Member's capital, and if the Company's property remaining after payment or discharge of the debts and liabilities of the Company, including debts and liabilities owed to one or more of the Members, is insufficient to return the aggregate Capital Contributions of each Member, such Member shall have no recourse against the Company, the Board of Managers or any other Member.

16. **INDEMNIFICATION.**

16.1. Indemnification in General. The Company shall indemnify, defend and hold harmless each member of the Board of Managers, the Tax Matters Member (in such Tax Matter Member's capacity as such) and, to the extent applicable, (all such persons being referred to herein as "Indemnified Persons"), who is or was a party, witness or other participant, or is threatened or proposed to be made a party, witness or other participant, in any actual, threatened, pending or complete action, suit, proceeding, demand or investigation, whether civil, criminal, administrative, investigative, or an alternative dispute resolution proceeding by reason of the fact that such Indemnified Person is or was a member of the Board of Managers, the Tax Matters Member (in such Tax Matter Member's capacity as such), or by reason of the fact that such Indemnified Person is or was serving at the request of the Company as a manager, member of the board of managers, tax matter member, director, officer or partner of another corporation, limited liability company, partnership, trust, plan or other organization or enterprise, from and against all expenses (including attorneys' and experts' fees and expenses) ("Expenses"), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Person in connection with such action, suit, proceeding, demand or investigation if such Indemnified Person acted in good faith and in a manner such Indemnified Person reasonably believed to be in or not opposed to the best interests of the Company (or such organization or enterprise), and, with respect to any criminal action or proceeding, such Indemnified Person had no reasonable cause to believe such Indemnified Person's conduct was unlawful.

16.2. Indemnification for Claims Brought by Indemnified Person. No indemnification shall be available for any claim brought by an Indemnified Person unless and to the extent that such claim is brought (i) to determine and/or enforce the indemnification rights of such Indemnified Person, (ii) to seek or obtain payment to or on behalf of such Indemnified Person under any liability insurance policy or (iii) with the express consent of the Company.

16.3. Advancement of Defense Costs. The Company shall pay to or on behalf of an Indemnified Person all Expenses incurred by such Indemnified Person in connection with any actual, threatened, pending or complete action, suit, proceeding, demand or investigation in advance of the final disposition of such action, suit, proceeding, demand or investigation if such Indemnified Person furnishes the Companies with a written undertaking to repay the amount of such Expenses advanced to such Indemnified Person if it is finally determined by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification with respect to such Expenses under this Agreement, which undertaking shall be an unsecured and interest-free general obligation of such Indemnified Person and shall be accepted as a sufficient undertaking without regarding to such Indemnified Person's financial ability to repay such amounts.

16.4. The Company as Primary Indemnitor. The Company hereby acknowledges that an Indemnified Person may have certain rights to indemnification, advancement of expenses and/or insurance provided by other sources. The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to an Indemnified Person are primary and any obligation of such other sources to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnified Person are secondary) and (ii) that it shall be required to advance the full amount of Expenses incurred by an Indemnified Person and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement without regard to any rights an Indemnified Person may have against the such other sources. The Company further agrees that no advancement or payment by such other sources on behalf of an Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification from the Company shall affect the foregoing, and such other

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sources shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Company.

16.5. Persons Entitled to Indemnity. Any Person who is within the definition of "Indemnified Person" at the time of any action or inaction in connection with the business of the Company shall be entitled to the benefits of this Section 15 as an "Indemnified Person" with respect thereto, regardless of whether such Person continues to be within the definition of "Indemnified Person" at the time of such Indemnified Person's claim for indemnification or exculpation hereunder. Each Indemnified Party's right to indemnification vests by virtue of such Indemnified Party's status as such, and no repeal or modification of this Section 15 shall adversely affect any rights to indemnification or to the advancement of Expenses of any Person who is within the definition of "Indemnified Person" existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

16.6. Obligation to Indemnify is Non-Recourse. Indemnification under this Section 15 shall be recoverable only from the assets of the Company and not from any assets of the Members.

16.7. Exculpation. No Indemnified Person shall be liable, in damages or otherwise, to the Company or to any Member for any loss that arises out of any act performed or omitted to be performed by it, him or her.

16.8. Procedure Agreements. The Company may enter into an agreement with any Indemnified Person setting forth procedures consistent with applicable law for implementing the indemnities provided in this Section 16.

16.9. Duties of Board of Managers. Without limiting the applicability of any other provision of this Agreement, including the other provisions of this Section 16, the following provisions shall be applicable to the Board of Managers and the members thereof in their capacity as members of the Board of Managers:

(a)   The Board of Managers and the members thereof and the decisions of the Board of Managers shall have the benefit of the business judgment rule to the same extent as the Board of Managers, such members and such decisions would have the benefit of such rule if the Board of Managers were a board of directors of a Delaware corporation.

(b)   The members of the Board of Managers shall have the same duties of care and loyalty as such Persons would have if such Persons were directors of a Delaware corporation but in no event shall any member of the Board of Managers be liable for any action or inaction for which exculpation is provided under Section 16.7.

(c)   Notwithstanding anything to the contrary in this Section 16.9 any member of the Board of Managers may lend money to, borrow money from, act as a surety, guarantor or endorser for, guarantee or assume one or more obligations of, provide collateral for, and transact other business with, the Company and, subject to other applicable law, shall have the same rights and obligations with respect to any such matter as a person who is not a member of the Board of Managers.

16.10. Other Duties. An Indemnified Person acting under this Agreement shall not be liable to the Company or to any other Indemnified Person for its, his or her good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties (including fiduciary duties) and liabilities of an Indemnified Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Indemnified Person.

16.11. Period. The provisions of this Section 16 shall survive any termination of this Agreement.

17. REPRESENTATIONS AND COVENANTS BY THE MEMBERS.

Each Member hereby represents and warrants to, and agrees with, the Board of Managers, the other Members and the Company as follows:

17.1. Investment Intent. Such Member is acquiring such Member's Interests with the intent of holding the same for investment for such Member's own account and without the intent or a view of participating directly or indirectly in any distribution of such Interests within the meaning of the Securities Act or any applicable state securities laws.

17.2. Securities Regulation.

(a) Such Member acknowledges and agrees that such Member's Interest are being issued and sold in reliance on an exemption from registration under the Securities Act and exemptions contained in applicable state securities laws, and that such Member's Interest cannot and will not be sold or transferred except in a transaction that is exempt under the Securities Act and applicable state securities laws or pursuant to an effective Registration Statement under the Securities Act and applicable state securities laws.

(b) Such Member understands that such Member has no contractual right for the registration under the Securities Act of such Member's Interest, or for a Public Offering to occur, and that, unless such Member's Interests are registered or an exemption from registration is available, such Member's Interests may be required to be held indefinitely.

17.3. Knowledge and Experience. Such Member has such knowledge and experience in financial, tax and business matters as to enable such Member to evaluate the merits and risks of such Member's investment in the Company and to make an informed investment decision with respect thereto.

17.4. Accredited Investor. Such member is an "accredited investor" within the meaning of Rule 501 under the Securities Act.

17.5. Economic Risk. Such Member is able to incur a complete loss of such Member's investment in such Member's Interest and is able to bear the economic risk of such Member's investment in such Member's Interest.

17.6. Binding Agreement. Such Member has all requisite power and authority to enter into and perform this Agreement and this Agreement is and will remain such Member's valid and binding agreement, enforceable in accordance with its terms (subject, as to the enforcement of remedies, to any applicable bankruptcy, insolvency or other laws affecting the enforcement of creditors rights).

17.7. Information. Such Member has received all documents, books and records pertaining to an investment in the Company requested by such Member. Such Member has had a reasonable opportunity to ask questions of and receive answers concerning the Company, and all such questions have been answered to such Member's satisfaction.

17.8. Licenses and Permits. Such Member will cooperate in providing such information, in signing such documents and in taking any other action as may reasonably be requested by the Company in connection with obtaining any foreign, federal, state or local license or permit needed to operate its business or the business of any entity in which the Company invests.

17.9. Tax and Other Advice. Such Member has not relied upon any representations, warranties or agreements other than those set forth in this Agreement in connection with such Member's purchase of its Interest. Such Member has had the opportunity to consult with such Member's own tax and other advisors with respect to the consequences to such Member of the purchase, receipt and ownership of the Units, including the tax consequences under federal, state, local, and other income tax laws of the United States or any other country and the possible effects of changes in such tax laws. Such Member acknowledges that none of the Company, its subsidiaries, Affiliates, successors, beneficiaries, heirs and assigns and its and their past and present directors, officers, employees, and agents (including their attorneys) makes or has made any representations or warranties to such Member regarding the consequences to such Member of the purchase, receipt and ownership of the Units, including the tax consequences under federal, state, local and other tax laws of the United States or any other country and the possible effects of changes in such tax laws.

18. COMPANY REPRESENTATIONS.

In order to induce the Members to enter into this Agreement, the Company hereby represents and warrants to each Member as follows:

18.1. Duly Formed. The Company is a duly formed and validly existing limited liability company under the Act, with all necessary power and authority under the Act to issue the Interests to be issued to the Members hereunder.

18.2. Valid Issue. When the Interests are issued to the Members as contemplated by this Agreement and the Capital Contributions required to be made by the Members are made, if any, the Interests issued to the Members will be duly and validly issued and no liability for any additional capital contributions or for any obligations of the Company will attach thereto.

19. AMENDMENTS TO AGREEMENT.

19.1. Amendments. This Agreement may not be amended without the approval of each Member thereby affected if the amendment. All amendments to this Agreement will be sent to each Member promptly after the effectiveness thereof.

19.2. Corresponding Amendment of Certificate. The Board of Managers shall cause to be prepared and filed any amendment to the Certificate that may be required to be filed under the Act as a consequence of any amendment to this Agreement.

19.3. Binding Effect. Any modification or amendment to this Agreement pursuant to this Section 19 shall be binding upon all Members and shall bind, and inure to the benefit of, their respective successors and assigns.

20. GENERAL.

20.1. Successors; Delaware Law; Etc. This Agreement: (a) shall be binding upon the executors, administrators, estates, heirs and legal successors and permitted assigns of the Members, (b) shall be governed by and construed in accordance with the laws of the State of Delaware, (c) may be executed by facsimile or .pdf signatures, in more than one counterpart, all of which together shall constitute one agreement and (d) contains the entire contract among the Members as to the subject matter hereof. The waiver of any of the provisions, terms or conditions contained in this Agreement shall not be considered as a waiver of any of the other provisions, terms or conditions hereof.

20.2. Notices; Etc. All notices and other communications required or permitted hereunder shall be (i) (a) in writing and shall be deemed effectively given upon personal delivery (which may be evidenced by a return receipt if sent by registered mail or by signature if delivered by courier or delivery service) or (b) sent by facsimile or by electronic mail and shall be deemed effectively given upon receipt of confirmation of delivery and (ii) addressed (a) if to any Member, at the address of such Member set forth in Schedule 3.1 or at such other address as such Member shall have furnished to the Company in writing as the address to which notices are to be sent hereunder and (b) if to the Company or to the Board of Managers to it at the Company's principal place of business.

20.3. Execution of Documents, Etc. From time to time after the date of this Agreement, upon the request of the Board of Managers, each Member shall perform, or cause to be performed, all such additional acts, and shall execute and deliver, or cause to be executed and delivered, all such additional instruments and documents, as may be required to effectuate the purposes of this Agreement. Each Member, including each new and substituted Member, by the execution of this Agreement or by agreeing in writing to be bound by this Agreement, irrevocably constitutes and appoints the Board of Managers or any Person designated by the Board of Managers to act on such Member's behalf for purposes of this Section 20.3 as such Member's true and lawful attorney-in-fact with full power and authority in such Member's name and stead to execute, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out this Agreement, including:

(a) all certificates and other instruments (specifically including counterparts of this Agreement), and any amendment thereof, that the Board of Managers deems appropriate to qualify or to continue the Company as a limited liability company in any jurisdiction in which the Company may conduct business or in which such qualification or continuation is, in the opinion of the Board of Managers, necessary to protect the limited liability of the Members;

(b) all amendments to this Agreement adopted in accordance with the terms hereof; and

(c) all conveyances and other instruments that the Board of Managers deems appropriate to reflect the dissolution of the Company.

The appointment by each Member of the Board of Managers to act on its behalf for purposes of this Section 20.3 as such Member's attorney-in-fact shall be deemed to be an irrevocable power coupled with an interest, in recognition of the fact that each of the Members under this Agreement will be relying upon the power of the Board of Managers to act as contemplated by this Agreement in any filing and other action by such Member on behalf of or in connection with the Company, and shall survive the bankruptcy, dissolution, death, adjudication of incompetence or insanity of any Member giving such power and the transfer or assignment of all or any part of such Member's Interest; provided, however, that in the event of a Transfer by a Member of all of its Interest, the power of attorney given by the transferor shall survive such assignment only until such time as the transferee shall have been admitted to the Company as a substituted Member and all required documents and instruments shall have been duly executed, filed, and recorded to effect such substitution, after which time such power of attorney will be given by such transferee by operation of this Section 20.3.

20.4. Jurisdiction; Service of Process.

(a)   Jurisdiction. Each party to this Agreement, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the state courts of the State of Delaware or the United States District Court located in the District of the State of Delaware for the purpose of any action between the parties arising in whole or in part under or in connection with this Agreement, (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) hereby agrees not to commence any such action other than before one of the above-named courts. Notwithstanding the previous sentence a party may commence any action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b)   Venue. Each party agrees that for any action between the parties arising in whole or in part under or in connection with this Agreement, such party shall bring actions only in the City of Wilmington, Delaware. Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c)   Service of Process. Each party hereby (i) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by the laws of the State of Delaware, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 20.2, will constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

20.5. Severability. If any provision of this Agreement is determined by a court to be invalid or unenforceable, that determination shall not affect the other provisions hereof, each of which shall be construed and enforced as if the invalid or unenforceable portion were not contained herein. Such invalidity or unenforceability shall not affect any valid and enforceable application thereof, and each such provision shall be deemed to be effective, operative, made, entered into or taken in the manner and to the full extent permitted by law. Notwithstanding the foregoing, if any such invalidity or unenforceability shall deprive any party hereto of a material portion of the benefits intended to be provided to such party hereby, the parties shall in good faith seek to negotiate a substitute benefit for such Person, it being understood that it is possible that no such substitute benefit is susceptible to being negotiated or given, in which event the other provisions of this Section 20.5 shall continue to apply.

20.6. Table of Contents, Headings. The table of contents and headings used in this Agreement are used for administrative convenience only and do not constitute substantive matter to be considered in construing this Agreement.

20.7. No Third Party Rights. The provisions of this Agreement are for the benefit of the Company, the Board of Managers and the Members, and no other Person, including creditors of the Company, shall have any right or claim against the Company, the Board of Managers or any Member by reason of this Agreement or any provision hereof or be entitled to enforce any provision of this Agreement.

20.8. Expenses. The Company will pay (a) the fees and expenses of incurred with respect to this Agreement and the transactions contemplated hereby, and (b) reasonable out-of-pocket expenses incurred by the Managers in connection with attendance at meetings of Board of Managers.

20.9. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20.10. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

20.11. Interpretation. Except as otherwise explicitly specified to the contrary in this Agreement, (a) references to a Section, Exhibit or Schedule means a Section of, or Schedule or Exhibit to, this Agreement, unless another agreement is specified, (b) the word "including" shall be construed as "including, without limitation," (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rule or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively and (e) references to a particular Person include such Person's heirs, successors and assigns to the extent not prohibited by this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto.

[The remainder of this page has intentionally been left blank.]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) under seal as of the date first above written.

THE COMPANY: COMPANY

                                              By:_____
                                                 Name:
                                                 Title:

_____

SEBASTIAN STODDART:

_____

LAURELLA FOX-PITT:

_____

RICHARD HAYWARD:

_____

MICHAEL WORRALL:

_____

FIONA WORRALL:

_____

ERIK BIÖRKLUND:

_____

CARL JAKOB KULE PALMSTIERNA:

_____

XAVIER ROUGET-LUCHAIRE:

_____

PATRIK AF JOCHNICK:


_____

HELENE STENMO:

(signature)

ANNA AF JOCHNICK:

_____

CHRISTIAN AF JOCHNICK:

_____

FOUNDER MEMBERS:

CONSTANCE ROUGET-LUCHAIRE:

(signature)
_____

GILES HAYWARD:


_____

Schedule 1

Members

Member/ Address	Common Units		Percentage	Contribution	Total Cash Contribution
	Class A Preferred Units	Class A Common Units			
Sebastian Stoddart (UK)	25,000		1%	$25,000	$25,000.00
Laurella Fox-Pitt (UK)	25,000		1%	$25,000	$25,000.00
Richard Hayward (UK)	62,500		2.5%	$50,000 and board/ advisory services	$50,000.00
Michael Worrall (UK)	37,500		1.5%	$25,000 and coaching/ advisory services	$25,000.00
Fiona Worrall (UK)	45,000		1.8%	$45,000.00	$45,000.00
Xavier Rouget-Luchaire	20,000		0.8%	$20,000.00	$20,000.00
Erik Biörklund	25,000		1%	$25,000.00	$25,000.00
Carl Jakob Kule Palmstierna	25,000		1%	$25,000.00	$25,000.00
Patrik af Jochnick	100,000		4%	$100,000.00	$100,000.00
Helene Stenmo	100,000		4%	$100,000.00	$100,000.00
Anna af Jochnick	25,000		1%	$25,000.00	$25,000.00
Christian af Jochnick	25,000		1%	$25,000.00	$25,000.00
Constance Rouget-Luchaire (France)		992,500	39.97%	$50,000.00	$50,000.00
Giles Hayward (UK)		992,500	39.97%	$50,000.00	$50,000.00
TOTAL	2,500,000		100%		$590,000.00

HS
PAJ

i

TORII LABS LLC

AMENDMENT NO. 1 TO LIMITED LIABILITY COMPANY AGREEMENT

This Amendment No. 1 to Limited Liability Company Agreement (the *"Amendment"*) is entered into as of December 14, 2017, by and between Torii Labs LLC, a Delaware corporation (the *"Company"*), and the undersigned Member of the Company (the *"Member"*) (each a *"Party"* and together the *"Parties"*), and is made with reference to the following:

RECITALS

WHEREAS any changes to the LLC Agreement prior to this Amendment concerned only adjustments to the ownership of the Company's equity;

WHEREAS the Company is undergoing a reorganization of its capital structure, which includes the following related transactions (the *"Reorganization"*): (a) the issuance of a new class of units of the Company's equity to be called Class B Preferred Units; (b) the transfer of units of the Company's equity between its Founders in connection with the resignation of Constance Rouget-Luchaire from the Company on October 10, 2017; and (c) the conversion of the Company's convertible debt into units of the Company's equity;

WHEREAS the Reorganization, including the issuance and sale purchase and sale of the Class B Preferred Units, requires certain amendments to the Company's Limited Liability Company Agreement (the *"LLC Agreement"*);

WHEREAS the Parties have agreed to amend the LLC Agreement as described in this Amendment to reflect the Reorganization;

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the Parties hereby agree as follows:

TERMS

1.   DEFINITIONS OF CAPITALIZED TERMS.   Capitalized terms that are not specifically defined in this Amendment shall have the same meanings as in the LLC Agreement.

2.   AMENDMENT OF LLC AGREEMENT.   The LLC Agreement is hereby amended through the restatements and deletions described below.

>   (a)   Section (i) and Section (ii) of the Preamble are hereby amended and restated in their entirety to read as follows:
>
>>   (i)   the persons listed on Schedule 3.1 below (each an "Investor", and together the "Investors"; and
>>
>>   (ii)   ***Constance Rouget-Luchaire*** and ***Giles Hayward*** (collectively, the "Initial Founders" and, together with the Investors, the "Members").

1

(b)   Each of the following definitions is hereby inserted in Section 1 (regarding definitions) alphabetically in the applicable location:

"Class B Preferred Unit" has the meaning set forth in Section 3.2.

"Class B Preferred Unit Holder" means a Person in regard to such Person's particular Interest in Class B Preferred Units.

(c)   Each of the following definitions in Section 1 (regarding definitions) is hereby amended and restated in its entirety to read as follows:

"Common Unit" means a Class A Common Unit or a Class A Preferred Unit or a Class B Preferred Unit and any other Class of Units designated by the Board of Managers as a Common Unit from time to time.

"Founder" means Giles Hayward. All references in this Agreement to "Founders" in the plural shall apply *mutatis mutandis* to a "Founder" in the singular.

"Initial Funding Round" means the 17 percent of Units in the Company which were transferred by the Initial Founders to various Investors as part of the initial capital raising of the Company.

"Units" means each of the Class A Common Units, the Class A Preferred Units, the Class B Preferred Units, and any other Class of Units issued by the Company in accordance with Section 3.2.

(d)   The definition of "Option Units" in Section 1 (regarding definitions) is deleted in its entirety.

(e)   The definition of "Option Unit Agreement" in Section 1 (regarding definitions) is deleted in its entirety.

(f)   Section 3.2 (regarding member interests and units) is hereby amended and restated in its entirety to read as follows:

3.2.   Member Interests and Units. The Interests of the Members of the Company shall be divided into Units. There shall be three Classes of Units, as follows:

(a)   Class A Common Units. Each "Class A Common Unit" shall represent an Interest in the Company, shall be designated as a Class A Common Unit of the Company, and shall be entitled to the Distributions provided for in Section 5.

(b)   Class A Preferred Units. Each "Class A Preferred Unit" shall represent an Interest in the Company, shall be designated as a Class A Preferred Unit of the Company, and shall be entitled to the

Distributions provided for in Section 5.

(c)   Class B Preferred Units. Each "Class B Preferred Unit" shall represent an Interest in the Company, shall be designated as a Class B Preferred Unit of the Company, and shall be entitled to the Distributions provided for in Section 5.

(g)   Section 3.3 (regarding voting) is hereby amended and restated in its entirety to read as follows:

3.3.   Voting. The Class A Common Units, the Class A Preferred Units, and the Class B Preferred Units shall carry equal voting rights except as may be described in this Agreement. All Units of any Class held by a Member shall be aggregated for voting purposes, except on matters for which the votes of only a particular Class or Classes shall be applicable in which case the votes of the Class or Classes excluded from voting thereon shall not be counted.

(h)   Section 5.1(b) (regarding liquidating distributions) is hereby amended and restated in its entirety to read as follows:

(b)   Liquidating Distributions. Distributions of any proceeds made in connection with the liquidation of the Company ("Liquidating Distributions"), up to the extent that such proceeds are available for Liquidating Distributions, shall: (i) first be paid pro rata to the holders of the Class B Preferred Units so that each such Investor receives up to one times the original consideration (whether paid in cash or in-kind contributions) tendered for each Class B Preferred Unit at the time such Unit was issued by the Company; (ii) second, if any such proceeds are remaining, be paid pro rata to the holders of the Class A Preferred Units so that each such Investor receives up to one times the original consideration (whether paid in cash or in-kind contributions) tendered for each Class A Preferred Unit at the time such Unit was issued by the Company; (iii) third, if any such proceeds are remaining, be paid pro rata to the holders of the Class A Common Units so that each holder thereof up to one times the original consideration (whether paid in cash or in-kind contributions) tendered for each Class A Common Unit at the time such Unit was issued by the Company; and (iv) fourth, if any such proceeds are remaining, the balance of any proceeds shall then be distributed pro rata by Unit to the holders of the Class A Common Units, the Class A Preferred Units, and the Class B Preferred Units together as a single class. The original consideration tendered by each Member with respect to each Class of Unit held by such Member shall be as described in Schedule 3.1.

(i)   Section 7.1(a) (regarding managers) is hereby amended and restated in its entirety to read as follows:

> (a)   Managers. The business of the Company shall be managed by a Board of Managers (the "Board of Managers"), and the Persons constituting the Board of Managers shall be the "managers" of the Company for all purposes of the Act (each, a "Manager", and collectively, the "Managers" if there is more than one Manager). The number of Managers shall be such number as the Founder shall determine from time to time. Any Manager will work exclusively on the business of the Company. Each Manager shall, unless otherwise provided in this Agreement or by law, hold office until such individual resigns, dies, or is removed by the Founder.

(j)   Section 11.1(c) (regarding Option Units) is deleted in its entirety.

(k)   Section 19.1 (regarding amendments) is hereby amended and restated in its entirety to read as follows:

> 19.1.   Amendments. This Agreement may not be amended without the approval of a majority in interest of the Units voting together as a single class, except that any amendment to the text of Section 7.3 (regarding Founder Approval) shall require Founder approval. All amendments to this Agreement will be sent to each Member promptly after the effectiveness thereof.

(l)   Schedule 3.1 (regarding Members and Units and labelled erroneously as "Schedule 1") is hereby amended and restated in its entirety as described in Exhibit A to this Amendment, attached hereto and incorporated herein by this reference.

3.   MISCELLANEOUS. Except as otherwise set forth herein, the LLC Agreement, as amended, shall remain in full force and effect without any further amendment. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signed facsimile or electronically transmitted copies of this Amendment shall bind the Parties legally to the same extent as original documents or signatures.

[Signature Pages follow]

IN WITNESS WHEREOF, the Parties have executed or caused to be executed this Amendment No. 1 to Limited Liability Company Agreement as of the date first inscribed above.

TORII LABS LLC

_____

Giles Hayward
Manager

IN WITNESS WHEREOF, the Parties have executed or caused to be executed this Amendment No. 1 to Limited Liability Company Agreement as of the date first inscribed above.

MEMBER:

_____
Signature

_____
Name of Member

_____
Name of Signatory

_____
Title of Signatory

EXHIBIT A

SCHEDULE 3.1

Member	Class A Common Units	Original Consideration for Class A Common Units ($USD)	Class A Preferred Units	Original Consideration for Class A Preferred Units ($USD) (Note 1)	Class B Preferred Units	Original Consideration for Class B Preferred Units ($USD)	Total Consideration ($USD)	Total Units (Note 3)	Percentage Ownership (Note 3)
Giles Hayward	1,669,033	$86,254.94	32,608	$29,999.36	273,481	$25,000.00	$141,254.30	1,975,122	37.131%
Constance Rouget-Luchaire	265,967	$13,745.06	0	$-	0	$-	$13,745.06	265,967	5.000%
Jo Bamford	0	$-	163,043	$150,000.00	240,663	$22,000.00	$172,000.00	403,706	7.589%
Erik Biörklund	0	$-	25,000	$25,000.00	35,536	$3,249.00	$28,249.00	60,536	1.138%
Annabella Evangelho (Note 2)	0	$-	7,214	$6,636.88	0	$-	$6,636.88	7,214	0.136%
Nicoletta Fiorucci	0	$-	108,696	$100,000.00	154,506	$14,124.00	$114,124.00	263,202	4.948%
Laurella Fox-Pitt	0	$-	25,000	$25,000.00	35,536	$3,249.00	$28,249.00	60,536	1.138%
Tatiana Freitas	0	$-	228,261	$210,000.00	324,461	$29,660.00	$239,660.00	552,722	10.391%
David Goldberg (Note 2)	0	$-	7,214	$6,636.88	0	$-	$6,636.88	7,214	0.136%
Jenna Grossbart (Note 2	0	$-	7,214	$6,636.88	0	$-	$6,636.88	7,214	0.136%
Richard Hayward	0	$-	62,500	$62,500.00	88,840	$8,121.00	$70,621.00	151,340	2.845%
Anna af Jochnik	0	$-	36,413	$35,500.00	51,759	$4,732.00	$40,232.00	88,172	1.658%
Christian af Jochnick	0	$-	25,000	$25,000.00	139,055	$12,712.00	$37,712.00	164,055	3.084%
Patrik af Jochnik	0	$-	145,652	$142,000.00	310,555	$28,389.00	$170,389.00	456,207	8.576%
McCoy Moritz (Note 2)	0	$-	7,214	$6,636.88	0	$-	$6,636.88	7,214	0.136%
Matthew Orr	0	$-	114,130	$105,000.00	162,230	$14,830.00	$119,830.00	276,360	5.195%
Carl Jakob Kule Palmstierna	0	$-	25,000	$25,000.00	35,536	$3,249.00	$28,248.00	60,536	1.138%
Dhrumil Purohit (Note 2)	0	$-	57,214	$56,636.88	0	$-	$56,636.88	57,214	1.076%
Xavier Rouget-Luchaire (Note 2)	0	$-	34,428	$33,273.76	0	$-	$33,273.76	34,428	0.647%
Helene Stenmo	0	$-	145,652	$142,000.00	0	$-	$142,000.00	145,652	2.738%
Sebastian Stoddart	0	$-	25,000	$25,000.00	35,536	$3,249.00	$28,248.00	60,536	1.138%
Fiona Worrall	0	$-	45,000	$45,000.00	117,269	$10,720.00	$55,720.00	162,269	3.051%
Michael Worrall	0	$-	37,500	$37,500.00	0	$-	$37,500.00	37,500	0.705%
Mauro Zappaterra (Note 2)	0	$-	14,428	$13,273.76	0	$-	$13,273.76	14,428	0.271%
TOTALS	1,935,000	$100,000.00	1,379,381	$1,314,231.28	2,004,963	$183,284.00	$1,597,513.28	5,319,344	100.000%

Notes

1. Original Consideration for Class A Preferred Units includes (a) cash and services rendered upon original purchase of such units, and (b) units issued upon conversion of convertible promissory notes.

2. Class A Preferred Units were issued as equity for contractors and reflect such Units upon full vesting. Consideration for such Units is determined with a valuation of USD$0.92 per Unit.

3. Total Units and Percentage Ownership are calculated as of the conclusion of all transactions in connection with the Reorganization.

TORII LABS LLC

AMENDMENT NO. 2 TO LIMITED LIABILITY COMPANY AGREEMENT

This Amendment No. 2 to Limited Liability Company Agreement (the *"Amendment"*) is entered into as of October 29, 2018, by and between Torii Labs LLC, a Delaware corporation (the *"Company"*), and the undersigned Member of the Company (the *"Member"*) (each a *"Party"* and together the *"Parties"*), and is made with reference to the following:

RECITALS

WHEREAS the Company desires to issue a new class of units of the Company's equity to be called Class C Preferred Units (the *"Class C Units"*) for capital-raising purposes;

WHEREAS certain of the members of the Company desire to purchase the Class C Units of the Company;

WHEREAS the Parties have agreed to amend the LLC Agreement as described in this Amendment to carry out the issuance, sale, and purchase of the Class C Units;

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the Parties hereby agree as follows:

TERMS

1. DEFINITIONS OF CAPITALIZED TERMS. Capitalized terms that are not specifically defined in this Amendment shall have the same meanings as in the LLC Agreement.

2. AMENDMENT OF LLC AGREEMENT. The LLC Agreement is hereby amended through the restatements and deletions described below.

   (a) Each of the following definitions is hereby inserted in Section 1 (regarding definitions) alphabetically in the applicable location:

   "Class C Preferred Unit" has the meaning set forth in Section 3.2.

   "Class C Preferred Unit Holder" means a Person in regard to such Person's particular Interest in Class C Preferred Units.

   (b) Each of the following definitions in Section 1 (regarding definitions) is hereby amended and restated in its entirety to read as follows:

   "Common Unit" means a Class A Common Unit or a Class A Preferred Unit or a Class B Preferred Unit or a Class C Preferred Unit and any other Class of Units designated by the Board of Managers as a Common Unit from time to time.

   "Units" means each of the Class A Common Units, the Class A Preferred Units, the Class B Preferred Units, the Class C Preferred Units, and any

1

other Class of Units issued by the Company in accordance with Section 3.2.

(c)   Section 3.2 (regarding member interests and units) is hereby amended and restated in its entirety to read as follows:

3.2.   Member Interests and Units. The Interests of the Members of the Company shall be divided into Units. There shall be three Classes of Units, as follows:

(a)   Class A Common Units. Each "Class A Common Unit" shall represent an Interest in the Company, shall be designated as a Class A Common Unit of the Company, and shall be entitled to the Distributions provided for in Section 5.

(b)   Class A Preferred Units. Each "Class A Preferred Unit" shall represent an Interest in the Company, shall be designated as a Class A Preferred Unit of the Company, and shall be entitled to the Distributions provided for in Section 5.

(c)   Class B Preferred Units. Each "Class B Preferred Unit" shall represent an Interest in the Company, shall be designated as a Class B Preferred Unit of the Company, and shall be entitled to the Distributions provided for in Section 5.

(d)   Class C Preferred Units. Each "Class C Preferred Unit" shall represent an Interest in the Company, shall be designated as a Class C Preferred Unit of the Company, and shall be entitled to the Distributions provided for in Section 5.

(d)   Section 3.3 (regarding voting) is hereby amended and restated in its entirety to read as follows:

3.3.   Voting. The Class A Common Units, the Class A Preferred Units, the Class B Preferred Units, and the Class C Preferred Units shall carry equal voting rights except as may be described in this Agreement. All Units of any Class held by a Member shall be aggregated for voting purposes, except on matters for which the votes of only a particular Class or Classes shall be applicable in which case the votes of the Class or Classes excluded from voting thereon shall not be counted.

(e)   Section 5.1(b) (regarding liquidating distributions) is hereby amended and restated in its entirety to read as follows:

(b)   Liquidating Distributions. Distributions of any proceeds made in connection with the liquidation of the Company ("Liquidating Distributions"), up to the extent that such proceeds are available for Liquidating Distributions, shall: (i) first be paid

2

pro rata to the holders of the Class C Preferred Units so that each such Investor receives up to one times the original consideration (whether paid in cash or in-kind contributions) tendered for each Class C Preferred Unit at the time such Unit was issued by the Company; (ii) second, if any such proceeds are remaining, be paid pro rata to the holders of the Class B Preferred Units so that each such Investor receives up to one times the original consideration (whether paid in cash or in-kind contributions) tendered for each Class B Preferred Unit at the time such Unit was issued by the Company; (iii) third, if any such proceeds are remaining, be paid pro rata to the holders of the Class A Preferred Units so that each such Investor receives up to one times the original consideration (whether paid in cash or in-kind contributions) tendered for each Class A Preferred Unit at the time such Unit was issued by the Company; (iv) fourth, if any such proceeds are remaining, be paid pro rata to the holders of the Class A Common Units so that each holder thereof receives up to one times the original consideration (whether paid in cash or in-kind contributions) tendered for each Class A Common Unit at the time such Unit was issued by the Company; and (v) fifth, if any such proceeds are remaining, the balance of any proceeds shall then be distributed pro rata by Unit to the holders of the Class A Common Units, the Class A Preferred Units, the Class B Preferred Units, and the Class C Preferred Units together as a single class. The original consideration tendered by each Member with respect to each Class of Unit held by such Member shall be as described in Schedule 3.1.

(f)   Schedule 3.1 (regarding Members and Units and labelled erroneously as "Schedule 1") is hereby amended and restated in its entirety as described in Exhibit A to this Amendment, attached hereto and incorporated herein by this reference.

3.   MISCELLANEOUS. Except as otherwise set forth herein, the LLC Agreement, as amended, shall remain in full force and effect without any further amendment. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signed facsimile or electronically transmitted copies of this Amendment shall bind the Parties legally to the same extent as original documents or signatures.

[Signature Pages follow]

IN WITNESS WHEREOF, the Parties have executed or caused to be executed this Amendment No. 2 to Limited Liability Company Agreement as of the date first inscribed above.

TORII LABS LLC

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Giles Hayward
Manager

IN WITNESS WHEREOF, the Parties have executed or caused to be executed this Amendment No. 2 to Limited Liability Company Agreement as of the date first inscribed above.

MEMBER:

_____
Signature

_____
Printed Name of Signer

_____
Name of Member (enter individual name if Member is an individual; enter entity name if Member is an entity)

_____
Title of Signer (if Signer is signing on behalf of a Member that is an entity)

EXHIBIT A

SCHEDULE 3.1

Member	Class A Common Units	Original Consideration for Class A Common Units ($USD)	Class A Preferred Units	Original Consideration for Class A Preferred Units ($USD) (Note 1)	Class B Preferred Units	Original Consideration for Class B Preferred Units ($USD)	Class C Preferred Units (Note 3)	Original Consideration for Class C Preferred Units ($USD) (Note 3)	Total Consideration ($USD)	Total Units (Note 3)	Percentage Ownership (Note 3)
Giles Hayward	1,669,033	$86,254.94	32,608	$59,999.36	456,341	$41,600.00	1,363,430	$122,999.94	$310,854.24	3,521,412	43.17%
Constance Rouget-Luchaire	265,967	$13,745.06	0	$0.00	0	$0.00	0	$0.00	$13,745.06	265,967	3.26%
Jo Bamford	0	$0.00	163,043	$150,000.00	240,663	$22,000.00	0	$0.00	$172,000.00	403,706	4.95%
Erik Biörklund	0	$0.00	25,000	$25,000.00	35,536	$3,249.00	0	$0.00	$28,249.00	60,536	0.74%
Annabella Evangelho (Note 2)	0	$0.00	7,214	$6,636.88	0	$0.00	0	$0.00	$6,636.88	7,214	0.09%
Nicoletta Fiorucci	0	$0.00	108,696	$100,000.00	154,506	$14,124.00	131,600	$11,872.11	$125,996.11	394,802	4.84%
Laurella Fox-Pitt	0	$0.00	25,000	$25,000.00	35,536	$3,249.00	0	$0.00	$28,249.00	60,536	0.74%
Tatiana Freitas	0	$0.00	228,261	$210,000.00	324,461	$29,660.00	277,120	$25,000.00	$264,660.00	829,842	10.17%
David Goldberg (Note 2)	0	$0.00	7,214	$6,636.88	0	$0.00	0	$0.00	$6,636.88	7,214	0.09%
Jenna Grossbart (Note 2)	0	$0.00	7,214	$6,636.88	0	$0.00	0	$0.00	$6,636.88	7,214	0.09%
Richard Hayward	0	$0.00	62,500	$62,500.00	88,840	$8,121.00	75,664	$6,825.92	$77,446.92	227,004	2.78%
Anna af Jochnik	0	$0.00	36,413	$35,500.00	51,759	$4,732.00	0	$0.00	$40,232.00	88,172	1.08%
Christian af Jochnick	0	$0.00	25,000	$25,000.00	139,055	$12,712.00	82,027	$7,399.95	$45,111.95	246,082	3.02%
Patrik af Jochnik	0	$0.00	145,652	$142,000.00	310,555	$28,389.00	277,120	$25,000.00	$195,389.00	733,327	8.99%
McCoy Moritz (Note 2)	0	$0.00	7,214	$6,636.88	0	$0.00	0	$0.00	$6,636.88	7,214	0.09%
Matthew Orr	0	$0.00	114,130	$105,000.00	162,230	$14,830.00	277,120	$25,000.00	$144,830.00	553,480	6.79%
Carl Jakob Kule Palmstierna	0	$0.00	25,000	$25,000.00	35,536	$3,249.00	0	$0.00	$28,249.00	60,536	0.74%
Dhrumil Purohit (Note 2)	0	$0.00	57,214	$56,636.88	0	$0.00	0	$0.00	$56,636.88	57,214	0.70%
Xavier Rouget-Luchaire (Note 2)	0	$0.00	34,428	$33,273.76	0	$0.00	0	$0.00	$33,273.76	34,428	0.42%
Errol Schweizer (Note 2)	0	$0.00	40,197	$36,981.24	0	$0.00	0	$0.00	$36,981.24	40,197	0.49%
Helene Stenmo	0	$0.00	145,652	$142,000.00	0	$0.00	0	$0.00	$142,000.00	145,652	1.79%
Sebastian Stoddart	0	$0.00	25,000	$25,000.00	35,536	$3,249.00	30,261	$2,729.95	$30,978.95	90,797	1.11%
Fiona Worrall	0	$0.00	45,000	$45,000.00	117,269	$10,720.00	99,874	$9,009.99	$64,729.99	262,143	3.21%
Michael Worrall	0	$0.00	37,500	$37,500.00	0	$0.00	0	$0.00	$37,500.00	37,500	0.46%
Mauro Zappaterra (Note 2)	0	$0.00	14,428	$13,273.76	0	$0.00	0	$0.00	$13,273.76	14,428	0.18%
TOTALS	1,935,000	$100,000.00	1,419,578	$1,381,212.52	2,187,823	$199,884.00	2,614,216	$235,837.86	$1,916,934.38	8,156,617	100.00%

Notes

1. Original Consideration for Class A Preferred Units includes (a) cash and services rendered upon original purchase of such units, and (b) units issued upon conversion of convertible promissory notes, the calculation of which includes any discounts and conversion of unpaid principal and unpaid accrued interest.

2. Class A Preferred Units were issued as equity for contractors and this Schedule 3.1 reflects such Units upon full vesting. Consideration for such Units is determined with a valuation of USD$0.92 per Unit.

3. Total Units and Percentage Ownership are calculated as of the closing of the issuance of the Class C Units as described in this Schedule 3.1.